PSI

Clear direction

for healthcare information solutions



2006

2006

Annual

Report

Company Profile

CPSI is a leading provider of healthcare information solutions for community hospitals with over 600 client hospitals in 46 states. Founded in 1979, the Company is a single-source vendor providing comprehensive software and hardware products, complemented by complete installation services and extensive support. Our fully integrated, enterprise-wide system automates clinical and financial data management in each of the primary functional areas of a hospital. CPSI's staff of over 800 technical, healthcare and medical professionals provides system implementation and continuing support services as part of a comprehensive program designed to respond to clients' information needs in a constantly changing healthcare environment. For more information, visit www.cpsinet.com.

Annual Meeting

The annual meeting of stockholders will be held on May 10, 2007, at 9:00 a.m. Central Time at the Mobile Convention Center, One South Water Street, Mobile, Alabama.

Financial Highlights

(in thousands, except per share data)

	Years Ended December 31,	
	2006	*2005*
Total sales revenues	**$ 115,974**	$ 108,826
Total cost of sales	**64,269**	60,707
Gross profit	**51,705**	48,119
Total operating expenses	**27,040**	24,827
Operating income	**24,665**	23.292
Interest income, net	**1,132**	653
Other income	**–**	5
Net income before taxes	**25,797**	23,950
Provision for income taxes	**9,983**	9,381
Net income	**$ 15,814**	$ 14,569
Basic earnings per share	**$ 1.49**	$ 1.38
Diluted earnings per share	**$ 1.48**	$ 1.37
Weighted average shares outstanding:		
Basic	**10,638**	10,560
Diluted	**10,713**	10,646


REVENUES
$73,744
$81,303
$82,664
$108,826
02
03
04
05
06


NET INCOME
$ 8,044
$ 7,866
$ 7,064
$14,569
$15,814
02
03
04
05
06


HOSPITAL CLIENTS
444
490
534
580
615
02
03
04
05
06

[1] Net income for 2002 is pro forma for comparative purposes.

Letter to Shareholders:

CPSI enjoyed another record setting year in 2006. Our gross revenue reached a record $116 million, resulting in record net income of $15.8 million. In addition, we rewarded our shareholders with dividends totaling $1.44 per share. Our cash flow remained strong, and we continue to be debt free.

As indicated by our financial performance, all three major categories of our business – system sales, outsourcing services and customer support and maintenance – performed very well in 2006. Strong sales of add-on clinical software applications to our existing customer base continue to be driven by community hospitals' increasing adoption of electronic medical record (EMR) systems.

Our performance in 2006 did not go unnoticed by the national media. *Forbes* magazine ranked our company at number 62 in its list of "America's 200 Best Small Companies." This is the second consecutive year CPSI has been recognized by *Forbes* magazine. In addition, we were included for the first time in *Business 2.0's* list of 100 Fastest Growing Technology Companies. It is extremely gratifying to see the results of the hard work of our dedicated employees given recognition by these two national publications.

For 2007, we believe the healthcare environment in general is conducive to building on our positive momentum. The demographics of an increasing elderly population from the "Baby Boomer" generation should ensure the continued viability of our primary customer base, the community hospital. Reimbursement trends appear to be stable at present, though they will continue to receive close government scrutiny. From an information technology perspective, the use of interoperable electronic health records continues to transition from concept to real world application. Of particular note is the increasing acceptance and utilization of information technology by physicians as part of their normal day-to-day practice of medicine.

First and foremost in 2007, CPSI will maintain our long standing commitment to providing our client base with superior service and support. Evidence of this commitment and focus is the opening in early 2007 of our new facility in Lanett, Alabama, for use by our business office outsourcing operation, which continues to be the fastest growing division of our company. This facility has capacity to house up to 100 employees as this sector of our business grows.

We are confident about our prospects for continued growth in 2007. Based on our fully integrated financial and clinical applications, CPSI is in the right place at the right time to capitalize on the positive trends in the community healthcare IT market. We continue to develop products to position our clients and company at the forefront of EMR adoption. Our new Medical Practice EMR software application has received certification by the federally sponsored Certification Commission on Healthcare Information Technology and is already used in several hospital-based physician practices and clinics across the country.

Since 1979, CPSI has placed the long-term interests of our customers and employees as our top priority, with those two groups being joined by our shareholders in 2002. This philosophy will not change, and I look forward to my role in the continued growth of CPSI in the years to come. Our company is ideally positioned and fortunate to have a remarkable group of highly energized employees. We appreciate their contribution and that of our Board of Directors, and, as always, we are especially grateful for your support and interest in our company.

Sincerely,

J. Boyd Douglas

J. Boyd Douglas
Chief Executive Officer and President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO .

Commission file number: 000-49796

COMPUTER PROGRAMS AND SYSTEMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware *(State or Other Jurisdiction of Incorporation or Organization)*	**74-3032373** *(I.R.S. Employer Identification No.)*
6600 Wall Street, Mobile, Alabama *(Address of Principal Executive Offices)*	**36695** *(Zip Code)*

(251) 639-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of common stock held by non-affiliates of the registrant at June 30, 2006 was $361,456,102.

As of March 9, 2007 the registrant had outstanding 10,756,381 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE IN THIS FORM 10-K:

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 10, 2007 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

* Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 10, 2007 are incorporated by reference in Part III of this Form 10-K.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified generally by the use of forward-looking terminology and words such as "expects," "anticipates," "estimates," "believes," "predicts," "intends," "plans," "potential," "may," "continue," "should," "will" and words of comparable meaning. Without limiting the generality of the preceding statement, all statements in this Annual Report relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and future financial results are forward-looking statements. We caution investors that any such forward-looking statements are only predictions and are not guarantees of future performance. Certain risks, uncertainties and other factors may cause actual results to differ materially from those projected in the forward-looking statements. Such factors may include:

- overall business and economic conditions affecting the healthcare industry;
- saturation of our target market and hospital consolidations;
- changes in customer purchasing priorities and demand for information technology systems;
- competition with companies that have greater financial, technical and marketing resources than we have;
- failure to develop new technology and products in response to market demands;
- fluctuations in quarterly financial performance due to, among other factors, timing of customer installations;
- failure of our products to function properly resulting in claims for medical losses;
- government regulation of our products and customers, including changes in healthcare policy affecting Medicare reimbursement rates; and
- interruptions in our power supply and/or telecommunications capabilities.

For more information about the risks described above and other risks affecting us, see "Risk Factors" beginning on page 16 of this Annual Report. We also caution investors that the forward-looking information described herein represents our outlook only as of this date, and we undertake no obligation to update or revise any forward-looking statements to reflect events or developments after the date of this Annual Report.

PART I

ITEM 1. BUSINESS

Overview

We are a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the unique demands of small and midsize hospitals. Our target market includes acute care community hospitals with 300 or fewer beds and small specialty hospitals. We are a single-source vendor providing comprehensive software and hardware products, complemented by data conversion, complete installation and extensive support. Our fully integrated, enterprise-wide system automates the management of clinical and financial data across the primary functional areas of a hospital. In addition, we provide services that enable our customers to outsource certain data-related business processes which we can perform more efficiently. We believe our products and services enhance hospital performance in the critical areas of clinical care, revenue cycle management, cost control and regulatory compliance. From our initial hospital installation in 1981, we have grown to serve over 600 hospital customers across 46 states and the District of Columbia. In 2006, we generated revenues of $116.0 million from the sale of our products and services.

Industry Dynamics

The healthcare industry is the largest industry in the United States economy. The Centers for Medicare and Medicaid Services, or "CMS," has estimated that fiscal 2006 total healthcare expenditures in the United States were approximately $2.12 trillion, or approximately 16% of the U.S. gross domestic product. CMS estimates that by fiscal 2016 total U.S. healthcare spending will reach $4.14 trillion, or 19.6% of the estimated U.S. gross domestic product.

Hospital services represents one of the largest categories of total healthcare expenditures. According to CMS, in fiscal 2007, spending on hospital services will amount to approximately $697.5 billion, or 31% of total healthcare expenditures. According to the American Hospital Association, there are approximately 4,900 community hospitals in the United States that are in our target market of hospitals with 300 or fewer acute care beds. In addition, there is a market of small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and psychiatry.

Notwithstanding the size and importance of the healthcare industry within the United States economy, the industry is constantly challenged by changing economic dynamics, increased regulation and pressure to improve the quality of healthcare. These challenges are particularly significant for the hospitals in our target market due to their more limited financial and human resources. However, we believe healthcare providers can successfully address these issues with the help of advanced medical information systems. Specific examples of the challenges facing healthcare providers include the following.

Changing Economic Dynamics. Community hospitals typically generate a significant portion of their revenues from beneficiaries of the Medicare program. Consequently, even small changes in this federal program have a disproportionately larger impact on community hospitals as compared to larger facilities where greater portions of their revenues are typically generated from beneficiaries of private insurance programs. Medicare funding and reimbursements fluctuate year to year and, with the anticipated growth in healthcare costs, will continue to be scrutinized as the federal government attempts to control the costs and growth of the program. The Medicaid program, which is a federal/state program managed by the individual states and dependent in part on funding from the states, also continues to struggle due to the increasing cost of healthcare and limited state revenues. In addition to issues in state funding, the Deficit Reduction Act of 2005, which includes cuts of $6.4 billion and $4.7 billion from Medicare and Medicaid, respectively, over the five-year period from 2006 to 2010, will cut deeper into Medicaid reimbursements, and the gains made in Medicare reimbursements may be adversely affected in the future.

Continued Push for Improved Patient Care. With pressure mounting to reduce medical errors and improve patient safety, hospitals are actively seeking information technology solutions for clinical decision support. This migration toward clinical decision support solutions is further supported by CMS quality initiatives. For 2007, CMS reports that Medicare inpatient rates for operating expenses will increase by 3.4% for hospitals that report quality data. We believe hospitals utilizing fully integrated enterprise-wide medical information systems that allow professionals real-time access to information such as electronic charts, treatment protocols and pathways, pharmaceutical records and treatment schedules will be favored by large employers and government payers.

Emergence of Electronic Medical Records/Electronic Health Records. In his January 31, 2006 State of the Union address, President of the United States George W. Bush reiterated his administration's commitment to making electronic health records available to most Americans. The President's fiscal 2007 budget proposal provides for an increase of 35.2% in health information technology funding with an emphasis on interoperability between vendor systems. The stated goal of the national electronic health record is to bring together patient information from across the disparate healthcare vendor systems used in all of the individual hospitals, clinics and physician offices where a patient may receive healthcare services. Achievement of this ambitious goal will revolutionize the healthcare industry. Data sharing of this magnitude will increase the efficiency of healthcare delivery, support better clinical decision making, and reduce clinical errors in all participating facilities. However, the first requirement for participation in national or regional initiatives is the implementation of an electronic medical record in the individual healthcare facilities. To share patient information electronically, the information must first be captured and stored electronically. We believe hospitals utilizing fully integrated enterprise-wide medical information systems, and consequently the vendors that supply such systems, will be best positioned to participate in and benefit from national and regional initiatives.

While economic, regulatory and consumer pressures such as those described above have increased rapidly over the last several years, we believe healthcare organizations have historically underinvested in information technology and services compared to other industries. This underinvestment has caused healthcare providers to rely on non-integrated, complex and inefficient information systems. A hospital's failure to adequately invest in modern medical information systems could result in fewer patient referrals, cost inefficiencies, lower than expected reimbursement, increased malpractice risk and possible regulatory infractions.

In the face of decreasing revenue and increasing pressure to improve patient care, healthcare providers are in need of management tools that (1) increase efficiency in the delivery of healthcare services, (2) reduce medical errors, (3) effectively track the cost of delivering services so those costs can be properly managed and (4) increase the speed and rate of reimbursement. We believe the industry will increase its adoption of information technology as a management tool. We further believe these dynamics will allow for future revenue growth.

Our Solution

We have tailored an information technology solution that effectively addresses the specific needs of small and midsize hospitals. Due to their smaller operating budgets, community hospitals have limited financial and human resources to operate manual or inefficient information systems. However, these hospitals are expected to achieve the same quality of care and regulatory compliance as larger hospitals, placing them in a particularly difficult operating environment.

We believe that the CPSI solution meets this challenge. We provide fully integrated, enterprise-wide, HIPAA compliant medical information systems and services that collect, process, retain and report data in the primary functional areas of a hospital, from patient care to clinical processing to administration and accounting. As a key element of our complete solution, we provide ongoing customer service through regular interaction with customers, customer user groups and extensive customer support. Further, we offer outsourcing services that allow customers to avoid some of the fixed costs of a business office. We are capable of providing a single-source solution for small and midsize hospitals, making us a partner in their initiatives to improve operations and medical care.

Our customers continuously communicate with us through our support teams and through organized user groups, allowing us to continue to provide a state-of-the-art solution that meets their specific needs. By remaining sensitive and responsive to the ever-changing demands of our customers and regularly updating our products, we believe we provide an information technology solution that meets the needs of community hospitals. Our business has continued to grow because we have successfully addressed the needs of community hospitals for fully integrated enterprise-wide information systems that allow them to improve operating effectiveness, reduce costs and improve the quality of patient care.

Strategy

Our objective is to continue to grow as a leading provider of healthcare information technology systems and services to small and midsize hospitals by following the same strategy that we have successfully pursued for over twenty-five years, the key elements of which are described below.

Deliver a Single-Source Solution. When a customer purchases the CPSI system, we provide everything necessary for the customer to implement and use our system. We deliver the application software, computer hardware, peripherals, forms and supplies used in the comprehensive information network. Our installation teams work extensively with each customer to convert existing data to the new system, to install all of the necessary equipment and to train hospital personnel to use our system. After installation, our support teams answer and address customer questions and issues related to any aspect of the system. We also offer customers additional services such as business office outsourcing, electronic billing outsourcing and ISP services. We believe our single-source approach to delivering a complete information system makes our system easier and more convenient for customers to understand and manage, which results in greater customer satisfaction and retention.

Provide Enterprise-Wide, Fully Integrated Software Applications. We have developed all of our software products internally as part of our fully integrated system architecture. Our experience has taught us that using a fully integrated system in the primary functional areas of a hospital ensures compatibility among applications and avoids pitfalls associated with interfacing disparate systems. Our system utilizes one central database where information is stored and used by all of our software applications. With our single database model, our systems provide secure, real-time access to all information across multiple applications for all those needing such access, including physicians, nurses, laboratory technicians, pharmacists, clinicians and other users. The enterprise-wide, fully integrated nature of our system also allows customers to monitor user access to information for purposes of compliance with new federal and state privacy regulations.

Maintain Commitment to Customer Oriented Operating Philosophy. A key factor in our success has been our focus on customer service and support. We make available to our customers experienced support teams that can assist with any question or problem. We currently have a greater than one-to-one support staff to customer ratio. Our support teams are extensively trained, and our employees are generally promoted from within so that they have a thorough knowledge of our system and a commitment to our culture. Because all of our customers use the same version of our system, our support teams can be more effective by maintaining a complete understanding of a single system. As part of our commitment to system support, we actively solicit customer feedback regarding ways in which we can improve the effectiveness and efficiency of our systems. To further this goal, we have organized our customers into a national user group to promote the exchange of information regarding our system and to identify product enhancements based on our customers' operational experiences. We believe our user group concept is a key component of our success by positively impacting customer satisfaction and retention and by enhancing product development and system functionality. We will continue to focus on our national user group as a key component to our goal of maintaining and growing our customer base and market share.

Expand Presence in Target Market. We will continue to target small to midsize domestic hospitals of 300 or fewer acute care beds. We believe this market of approximately 4,900 community hospitals nationwide has been traditionally overlooked and underserved by other healthcare technology companies. In addition, a number of our customers are small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and psychiatry. We intend to continue gaining customers from this market segment. Our system can help these smaller hospitals reduce costs and increase their operating efficiencies. We believe our personalized marketing approach and emphasis on customer relationships are attractive to the management of these hospitals. We also believe our system is well-suited to hospitals of this size because they typically demonstrate a greater commitment than larger hospitals to the concept of an enterprise-wide, fully integrated system. In addition, we will continue to sell additional services and software products to our existing customers who have not purchased our complete package of services and software applications.

Emphasize Recurring Revenue Opportunities. In addition to revenues from new system installations, we have developed and will continue to develop sources of recurring revenues. Our current principal source of recurring revenues is our support and maintenance fees paid by existing customers. As our customer base grows, our recurring revenues from support and maintenance fees should also grow. We believe growth in recurring revenues will also continue to come from our outsourcing services, which we market to our existing customers as well as new customers. These services include electronic billing, patient statement processing, business office outsourcing, ISP services and web site hosting. We also provide our software products on an ASP basis. When we provide ASP services, we maintain a customer's computer server in our facility and provide our system to the customer through remote access. Instead of the one-time system purchase price, these customers pay a monthly fee for the term of the ASP customer agreement, generating recurring revenues.

Our Products and Services

Software Systems

We offer a full array of software applications designed to streamline the flow of information to the primary functional areas of community hospitals in one fully integrated system. We intend to continue to enhance our existing software applications and develop new applications as required by evolving industry standards and the changing needs of our customers. Pursuant to our customer support agreements, we provide our customers with software enhancements and upgrades periodically on a when-and-if-available basis. See "— Support and Maintenance Services." These enhancements enable each customer, regardless of its original installation date, to have the benefit of the most advanced CPSI products available. Our software applications:

- provide automated processes that improve clinical workflow and support clinical decision-making;
- allow healthcare providers to efficiently input and easily access the most current patient medical data in order to improve the quality of care and patient safety;
- integrate clinical, financial and patient information to promote efficient use of time and resources, while eliminating dependence on paper medical records;
- provide tools that permit healthcare organizations to analyze past performance, model new plans for the future and measure and monitor the effectiveness of those plans;
- provide for rapid and cost-effective implementation, whether through the installation of an in-house system or through our ASP services; and
- increase the flow of information by replacing centralized and limited control over information with broad-based, secure access by clinical and administrative personnel to data relevant to their functional areas.

Our software applications are grouped for support purposes according to the following functional categories:

- Patient Management
- Financial Accounting
- Clinical
- Patient Care
- Enterprise Applications

Due to the integrated nature of the CPSI system, our software applications are not marketed as distinct products, and our sales force attempts to sell all applications to each customer as a single product. New customers must purchase from us and install the core applications of patient management and financial accounting and all hardware necessary to run these applications. In addition to the core applications, customers may also acquire one or more of our clinical, patient care and enterprise applications. Approximately one-third of our customers have purchased a combination of applications, including the core applications, that meet all of their enterprise-wide information technology needs.

The general functional categories, as well as the software applications in each of these categories, are described below.

Patient Management. Our patient management software enables a hospital to identify a patient at any point in the healthcare delivery system and to collect and maintain patient information throughout the entire process of patient care on an enterprise-wide basis. The single database structure of our software permits authorized hospital personnel to simultaneously access appropriate portions of a patient's record from any point on the system. The patient management software performs the following functions:

Registration	• records patient admissions, discharges and transfers • manages patient status, room assignments and recurring charges • keeps information available to all hospital personnel in formats designed for their particular requirements
Patient Accounting	• records patient charges and maintains accounts receivable information including aging, service charges and cash receipts • generates and processes insurance claims
Health Information Management	• supports the operational needs of the modern medical records department including transcription, case indexing/abstracting and statistical reporting • tracks deficiencies in a patient's chart and provides chart location information
Patient Index	• maintains a master index of hospital patients and provides immediate online access to patient financial and medical data associated with a patient stay
Electronic Claims Processing	• provides a computer-to-computer link with intermediaries for Medicare and other payers for the submission of claims
Medical Practice Management	• supports patient account management and insurance processing for single and multiple practices/clinics • supports both hospital-based and remote practices/clinics

We also offer the following optional products that may be purchased as part of our core patient management suite:

Enterprise Wide Scheduling	• maintains all patient scheduling information
Contract Management	• tracks patients enrolled in managed care plans and conforms billing functions to such plans
Quality Improvement	• automates hospital-wide total quality management and reporting requirements for utilization activity, risk management, infection surveillance and all accreditation review functions

Financial Accounting. Our financial accounting software provides a variety of business office applications designed to efficiently track and coordinate information needed for managerial decision-making. Our financial accounting software:

Executive Information System	• summarizes daily financial transactions regarding patient revenues, receipts, census statistics and billing information for ready access by hospital administrators
General Ledger	• provides timely, accurate, financial information generated from daily hospital operations • formats financial statements to the specifications of each user and is able to generate up to 999 different user-defined reports
Accounts Payable	• processes vendor invoices and payments and their related general ledger entries
Payroll/Personnel	• calculates all employee wages and benefits for an unlimited number of salaried and hourly employees • allocates employee time to user-defined cost centers
Time and Attendance	• uses touch screen time clocks to eliminate manual time entry • reduces effort of gathering employee time data and increases access of managers to such data • makes time records more accurate by identifying employees through bar-coding and optional biometric fingerprint technology
Electronic Direct Deposits	• provides for computerized bank deposits to meet payroll and accounts payable needs
Human Resources	• provides for computerized employee files through document/image scanning and data entry • allows for complete tracking of benefits and other employee data through a variety of user-defined reports • tracks job applicant information to assist in the employee recruiting and hiring process
Budgeting	• allows for complete on-line budget preparation through computerized access to historical data
Fixed Assets	• allows access to information regarding hospital assets including locations and depreciation scheduling
Materials Management	• tracks the flow of materials throughout the hospital • automates the process of inventory control, materials purchasing, stock requisitions and patient charging

Clinical. Our clinical software automates record keeping and reporting for many clinical functions including laboratory, radiology, physical therapy, respiratory care, and pharmacy. These products eliminate tedious paperwork, calculations and written documentation while allowing for easy retrieval of patient data and statistics. Our clinical software:

Laboratory Information Systems	• provides an interface to laboratory analytical instruments in order to transfer results to nurse stations, mobile point-of-care systems and remote physician offices • allows users to receive orders from any designated location, process orders and report results and maintain technical, statistical and account information
Laboratory Instrument Interfaces	• provides an automated solution for reviewing test results and completing patient orders • reduces the amount of required manual data entry thereby reducing the likelihood of human error • reduces time to process laboratory specimens
Radiology Information Systems	• includes flash card printing, patient scheduling, transcription, patient indexing by X-Ray film number, film tracking and location • receives patient data, patient locations and other interdepartmental communications support
ImageLink®	• provides a complete picture archiving and communications system (PACS) with comprehensive functionality designed to fit seamlessly with our other applications • allows the realization of an electronic medical record complete with diagnostic images • provides physicians real time access to diagnostic images via the internet through ChartLink®
Physical Therapy and Respiratory Care	• communicates to nursing the appropriate procedures and patient preparation instructions from orders entered into the CPSI system • keeps a journal of the orders received and processed • handles a variety of processing tasks after a patient order is reviewed • allows a department to customize its results to be sent back to nursing
Pharmacy	• allows the hospital pharmacist to enter and fill physician orders • performs all of the functions related to patient charging, general ledger upgrading, re-supply scheduling and inventory reduction/statistics maintenance • improves patient care by monitoring drug/drug and food/drug interactions, allergy contraindications, dosage ranges and duplicate therapy • produces drug education information for each patient in an easy-to-read format

Patient Care. Our patient care applications allow hospitals to create computerized "patient files" in place of the traditional paper file systems. This software enables physicians, nurses and other hospital staff to improve the quality of patient care through increased access to patient information, assistance with projected care requirements and feedback regarding patient needs. Our software also addresses current safety initiatives in the healthcare industry such as the transition from written prescriptions and physician orders to computerized physician order entry. Our patient care software:

Order Entry/Results Reporting	• provides efficient order and result communication • automates the entry of patient charges • reduces "lost" charges and mistakes due to legibility • increases efficiency of nursing stations • provides interactive, real time status reports for orders
Point-of-Care System	• allows nurses to enter patient data into the network at the patient's bedside thereby eliminating the duplicate entry of information • utilizes touch-screen and wireless technology • makes patient information instantly available throughout the entire hospital system
Patient Acuity	• categorizes patients according to an assessment of the acuity of the illness, severity of the symptoms, and projected nursing dependency • allows nurses to project the total character and amount of care that should be provided to each patient
ChartLink®	• provides physicians with secure and interactive portal to patient information through a hospital's website • optional computerized physician order entry, including the ability to enter medication, ancillary test and treatment orders
Medication Verification	• verifies the accuracy of patient medication orders at a patient's bedside by comparing scans of patient and medication bar codes against the medication orders and history for that patient • screens medication orders for possible patient allergies and/or drug interactions
Resident Assessment Instruments	• allows nursing staff to complete time consuming resident reporting requirements in an expeditious and efficient manner • generates nursing care plans based on deficiencies in the resident reports
Medical Practice EMR	• provides medical practices and clinics with a complete CCHIT™ certified electronic medical record • supports patient account management and insurance processing for single and multiple practices/clinics • automates medical practice workflow with an interactive white board, template driven documentation, image capture/document scanning, and an integrated Superbill

	• integrated with CPSI's ChartLink® EMR portal, the module provide immediate and secure access to the patient's complete ambulatory and inpatient history
	• supports both hospital-based and remote practices/clinics
	• supports patient account management and insurance processing for home health agencies
	• complete, regulatory compliant home care tracking
	• provides for remote in home documentation of care
Outreach Client Access	• provides the hospital's outreach clients, such as physicians, their office administrators, nursing homes, home health agencies, and local businesses, with remote access to online, real time, secure patient data as needed and appropriate for each outreach client
	• available information includes insurance and billing information, diagnosis and procedure coding, discharge summaries, pharmacy profiles and other clinical and administrative information
Electronic Forms	• electronic form templates replace paper based records and care forms
	• completed forms become a permanent part of the patient's electronic medical record

Enterprise Applications. We provide software applications that support the products described above and are useful to all areas of the hospital. These applications include: ad hoc reporting, automatic batch and real-time system backups, an integrated fax system, archival data repository, document scanning and Microsoft Office integration and an Application Portal. The Application Portal allows clients to access our applications remotely via Microsoft Internet Explorer and the Internet without requiring the loading of any additional client software on the accessing PC. User information and data accessed is secured with HIPAA compliant 128 bit cipher strength Secure Socket Layer (SSL) encryption. Remote access using the Application Portal results in no discernable difference to the user in software functionality.

Support and Maintenance Services

After a customer installs a CPSI system, we provide software application support, hardware maintenance, continuing education and related services pursuant to a support agreement. The following describes services provided to customers using CPSI systems.

Total System Support. We believe the quality of continuing customer support is one of the most critical considerations in the selection of an information system provider. We provide hardware, technical and software support for all aspects of our system which gives us the flexibility to take the necessary course of action to resolve any issue. Unlike our competitors who use third-party services for hardware and software support, we provide a single, convenient and efficient resource for our customers' system support needs. In order to minimize the impact of a system problem, we train our customer service personnel to be technically proficient, courteous and prompt. Because a properly functioning information system is crucial to a hospital's operations, our support teams are available 24 hours a day to assist customers with any problem that may arise. Customers can also use the Internet to directly access our support system. This allows customers to communicate electronically with our support teams at any time. With approximately 755 employees who provide customer service and support, we currently have a greater than one-to-one support staff to customer ratio.

User Group. All of our customers have the opportunity to be members of our user group from which we solicit feedback regarding our products. We host a national user group meeting annually. We have also organized several active regional user groups which meet on a semi-annual basis. These groups meet to discuss and recommend product modifications and improvements which they then evaluate and prioritize. Upon confirming that the desired improvements are technically feasible, we agree to allocate a significant amount of programming time each year to undertake the requested modification or improvement. The majority of our product enhancements originate from suggestions from our customers through the user group structure.

Software Releases. We are committed to providing our customers with software and technology solutions that will continue to meet their information system needs. To accomplish this purpose, we continually work to enhance and improve our application programs. As part of this effort, for each customer covered under our general support agreement, we provide software updates as they become available at no additional cost. We design these enhancements to be seamlessly integrated into each customer's existing CPSI system. The benefit of these enhancements is that each customer, regardless of its original installation date, uses the most advanced CPSI software available. Through this process, we can keep our customers up-to-date with the latest operational innovations in the healthcare industry as well as changing governmental regulatory requirements. Another benefit of this "one system" concept is that our customer service teams can be more effective in responding to customer needs because they maintain a complete understanding of and familiarity with the one system that all customers use.

Purchasing a new information technology system requires the expenditure of a substantial amount of capital and other resources, and many customers are concerned that these systems will become obsolete as technology changes. Our periodic product updates eliminate our customers' concerns about system obsolescence. We believe providing this benefit is a strong incentive for potential customers to select our products over the products of our competitors.

Hardware Replacement. As part of our general support agreements, we are also committed to promptly replacing malfunctioning system hardware in order to minimize the effect of operational interruptions. By providing all hardware used in our system, we believe we are better able to meet and address all of the information technology needs of our customers.

Application Service Provider. In some circumstances, we offer ASP services to customers via remote access telecommunications. As an application service provider, we store and maintain computer servers dedicated to specific customers which contain all of such customers' critical patient and administrative data. These customers access this information remotely through direct telecommunications connections with these servers.

Internet Service Provider. As part of our total information solution, we can provide Internet connection services to our customers. We also can provide web-site design and hosting services.

Forms and Supplies. We offer our customers the forms that they need for their patient and financial records, as well as their general office supplies. Furnishing these forms and supplies helps us to achieve our objective of being a one-source solution for a hospital's complete healthcare information system requirements.

Outsourcing Services

Electronic Billing. We provide electronic billing for customers at prices competitive with other electronic billing vendors. Once a customer processes patient insurance claims in our system, we then perform the electronic billing function with no other participation by hospital staff. With this service, customers need not prepare billing files or maintain interfaces with third-party software, thereby saving the customer both time and money.

Statement Processing. Our customers may choose to have us prepare and distribute all patient billing statements. We use our knowledge of a customer's collection system to produce statements without requiring any actions on the part of the hospital data processing personnel. Because we can connect directly with a customer's system, the customer is not required to build and transfer files to us. All system enhancements are incorporated into the statement process without having to modify any third-party vendor interface. Like the electronic billing outsourcing, this service saves the customer both time and money.

Business Office Outsourcing. We offer customers the option of using us to perform their primary business office functions, including patient billing and accounts receivable management. Using this service provides customers with protection against employee turnover and allows customers to reduce costs by employing fewer full time administrative employees.

Payroll Outsourcing. We offer customers the option of using us to perform their payroll functions, including payroll processing, tax and deduction management, and quarterly and yearly reporting.

Contract Management. We offer customers the option of using us to perform audits of payments from third party insurers with which a customer executes managed care contracts to ensure payments are made in accordance to the agreed upon metrics.

Insurance Services. We offer customers the option of using us to provide insurance services to include Insurance Follow-up, Claim Eligibility Checking, Claim Status Checking, Pharmacy Online Adjudication, and Medical Necessity Database Updates. Using these services allows customers to improve their revenue cycle management by reducing the incidents of invalid claims and monitoring the progress of valid claims.

System Implementation and Training

Conversion Services. When a customer purchases our system, we convert its existing data to the CPSI system. Our knowledge of hospital data processing, in conjunction with extensive in-house technical expertise, allows us to accomplish this task in a cost effective manner. When we install a new system, the data conversion has already occurred so that the system is immediately operational. Our goal is for each customer to be immediately productive in order not to waste time and money on the costly and inefficient task of maintaining the same data on parallel systems. Our services also relieve the hospital staff of the time-consuming burden of data conversion.

Training. In order to integrate the new system and to ensure its success, we spend approximately three weeks providing individualized training on-site at each customer's facility at the time of installation. We directly train all hospital users, including staff members and healthcare providers, during all hospital shifts in the use of hardware and software applications. In contrast, some of our competitors train only a hospital's training staff at an off-site location. We employ nurses and medical technicians in addition to our technical training staff in order to help us communicate more effectively with our customers during the training process.

Technology

Operating Systems and Server Platform. We utilize Intel-based servers running industry standard "open systems," including Unix and Microsoft Windows 2000 Server operating systems.

ClientWare® Networking. Our ClientWare® application integrates the UNIX and Microsoft operating systems. This integration brings together the strengths of both operating environments. The processing power of UNIX combined with the communication capabilities of Microsoft Windows creates an information system that allows the use of familiar "point and click" processing. This architecture also facilitates integration of other Microsoft software and provides expanded opportunities for the inclusion of new technologies without sacrificing system reliability or performance.

Wireless Technology. Traditional workstations were designed around access to electrical and network outlets. We now use wireless networking technology to connect computers to the CPSI system. This allows customers to use mobile computers and to place stationary computers in locations for optimum convenience and ease of use. We incorporate wireless laptop and hand held computers into our system. Convenient to carry and use, these mobile computers allow effective data collection and real-time access to patient information from practically anywhere in the hospital. Information efficiently collected will then be more quickly accessible by other caregivers throughout the hospital.

Point-of-Care Stations. Since 1990, we have used "point-of-care stations" which allow nurses to enter information into the system at a patient's bedside. These stations consist of compact computers on individual data entry stations that are lightweight, durable and easy to maneuver. We incorporate our wireless networking capabilities into these stations in order to provide extended range and mobility.

Touch Sensitive Displays. Data entry is made easier through the use of touch sensitive displays. With this technology, work areas are free of the traditional keyboard and mouse associated with most personal computers. Touch screens are also more efficient for users who are not proficient in computer skills.

Voice Transcription. We offer voice transcription software capable of learning an individual physician's speech patterns. Computerized transcription stations can then transcribe documents dictated by physicians. The resulting reduction in time required to input patient data and prepare patient documents positively impacts the quality of patient care by providing caregivers with faster access to the most up-to-date patient information.

Biometric Recognition. As unique as each individual, a fingerprint cannot be duplicated, making it one of the most secure methods of verifying a person's identity. Because of the sensitivity of healthcare information and proposed federal security requirements, we have incorporated licensed fingerprint identification technology as an option for our systems. When a user signs on to the system, he or she must scan his or her fingerprint as well as enter a traditional password. The system rapidly responds with the confirmation or rejection of the user's identity.

Research and Development

We are continually working to improve and enhance the CPSI system and to develop new products and services for our system. The primary source of ideas for improvements to our products and services comes from our customers through our national user group. We believe our interaction with customers and their communication with each other is the most efficient way to learn about and respond to changes in the healthcare operating environment. This approach to research and development allows us to quickly adapt to technology advances and improve our products and services to better serve the needs of our customers. Our management and customer support and service teams play a significant role in product development by continually monitoring the needs and desires of our customers and our market. In addition to our customer support and service teams, we currently have 4 employees whose primary function is the development of financial and enterprise software products and 13 employees whose primary function is the development of clinical software products. Finally, we currently have 7 research and development employees whose dedicated function is to develop new uses for and applications of technology available in the marketplace.

Customers, Sales and Marketing

Target Market. The target market for our information system consists of small and midsize hospitals of 300 or fewer acute care beds. In the United States, there are approximately 4,900 hospitals in this size range. In addition, we market our products to small specialty hospitals in the United States that focus on discrete medical areas such as surgery, rehabilitation and psychiatry. As of February 28, 2007, we had installed our system in over 600 facilities in 46 states and the District of Columbia. Approximately 93% of our existing customers are hospitals with 100 or fewer acute care beds, while approximately 99% of our existing customers are hospitals with 200 or fewer acute care beds. Our goal is to increase sales to hospitals with 100 to 300 acute care beds while maintaining our competitive position in the under 100 bed market segment.

Sales Staff. Most of our new customers are referrals from our existing customers, thereby reducing the need for a large sales force. Currently, we have 23 employees dedicated to direct sales, 8 of whom concentrate on new prospects, and 15 of whom are responsible for the sale of additional products and services to existing customers. We hire our sales representatives from our existing employees. Our current sales representatives have an average of 11.2 years of prior experience in installation, training and customer support. Our sales representatives have defined geographic territories in the United States in which to target new customers. A significant portion of the compensation for all sales personnel is commission based.

Marketing Strategy. Our primary marketing strategy is to generate referrals from our existing customers and directly solicit potential users through presentations at industry seminars and trade shows. We also advertise in various healthcare industry trade publications. For hospitals that we have targeted as potential customers, most of our direct sales efforts involve site visits and meetings with hospital management. The typical sales cycle of a healthcare information system usually takes six to eighteen months from the time of initial contact to the signing of a contract. Therefore, we believe it is important for our sales staff to dedicate a substantial amount of time and energy to building relationships with potential new customers. We do not conduct extensive marketing activities and promotions because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

Competition

The market for our products and services is competitive, and we expect additional competition from established and emerging companies in the future. Our market is characterized by rapidly changing technology, evolving user needs and the frequent introduction of new products. We believe the principal competitive factors that hospitals consider when choosing between us and our competitors are:

- product features, functionality and performance;
- level of customer service and satisfaction;
- ease of integration and speed of implementation;
- product price;
- knowledge of the healthcare industry;
- sales and marketing efforts; and
- company reputation.

Our principal competitors are Medical Information Technology, Inc., or "Meditech," Dairyland Healthcare Solutions, or "Dairyland," and Healthcare Management Systems, Inc., or "HMS." Meditech, Dairyland and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and systems that are comparable to our system and address the needs of hospitals in the markets we serve.

Our secondary competitors include McKesson Corporation, Quadramed Corp., Cerner Corporation and Siemens Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they will sometimes compete directly with us.

We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources than we have. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect that competition will continue to increase.

Internal Management Control System

We have developed and maintain an automated enterprise management system which permits us to manage not only all of our internal management, accounting and personnel functions, but also all information relating to each customer's information system. Our system maintains detailed records of all information regarding each customer's system, including all system specifications, service history and customer communications, among other things. This internal control system helps us to more effectively respond to customer support needs through complete and current system information and through situation-based problem solving.

Intellectual Property

We regard some aspects of our internal operations, software and documentation as proprietary, and rely primarily on a combination of contract and trade secret laws to protect our proprietary information. We believe, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of support services. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

We do not believe our software products or other CPSI proprietary rights infringe on the property rights of third parties. However, we cannot guarantee that third-parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

Employees

As of February 28, 2007, we had 941 employees, all but 7 of whom are located at our offices in Mobile and Lanett, Alabama. Our employees can be grouped according to the following general categories: 650 in financial and clinical software services and support, 121 in information technology services and support, 83 in programming, 44 in sales and marketing and 41 in administration. We have 28 employees who perform research and development activities. These employees are included within the functional areas of financial and clinical software services and support and information technology services and support. Our general practice is to recruit recent college graduates for entry-level positions and then promote these individuals within the organization to fill vacancies in higher positions. We also hire nurses and other medically-trained professionals in connection with our support services.

Since 1991, we have maintained a non-qualified profit sharing plan under which all full-time employees with three years of uninterrupted service are eligible to participate, other than executive officers and commissioned salespeople. The plan is designed to provide each eligible employee with periodic cash bonuses based on our profitability. Each eligible employee receives a pro rata share of the amount of cash distributed under the profit sharing plan based on the amount of their base salary compared to the sum of the salaries of all participating employees. Our profit sharing plan is not a qualified plan for tax purposes or a guaranteed benefit. Contributions to the plan are made periodically at the discretion of the Board of Directors. During 2006, we distributed approximately $2.3 million under this profit sharing plan. We plan to continue to make distributions under the profit sharing plan based on our profitability.

We are fortunate to have a high rate of employee retention, with our senior management having an average tenure of 15 years. Our performance depends in significant part on our ability to attract, train and retain highly qualified personnel. None of our employees are represented by a labor union, and we believe our relations with our employees are good.

Executive Officers

The Executive Officers of CPSI serve at the pleasure of the Board of Directors. Set forth below is a list of the current Executive Officers of CPSI and a brief explanation of their principal employment during the last five (5) years.

J. Boyd Douglas — President and Chief Executive Officer. J. Boyd Douglas, age 40, has served as our President and Chief Executive Officer since May 2006. He was elected as a director in March 2002. Mr. Douglas began his career with us in August 1988 as a Financial Software Support Representative. From May 1990 until November 1994, Mr. Douglas served as Manager of Electronic Billing, and from December 1994 until June 1999, he held the position of Director of Programming Services. From July 1999 until May 2006, Mr. Douglas served as our Executive Vice President and Chief Operating Officer.

M. Stephen Walker — Vice President — Finance, Chief Financial Officer, Secretary and Treasurer. M. Stephen Walker, age 57, has served as our Vice President — Finance, Chief Financial Officer, Secretary and Treasurer since July 1999. From February 1991 until June 1999, Mr. Walker served as our controller with primary responsibility for all of our accounting functions.

Michael S. Jones — Executive Vice President and Chief Operating Officer. Michael S. Jones, age 33, has served as our Executive Vice President and Chief Operating Officer since May 2006. Mr. Jones began his career with us in 1994 as a Senior Research and Development Analyst in our Technical R&D Department and served as Director of Networking and Internet Services from August 2000 to May 2006.

Victor S. Schneider — Senior Vice President — Corporate and Business Development. Victor S. Schneider, age 48, has served as our Senior Vice President — Corporate and Business Development since December 2005. Mr. Schneider is responsible for revenue generation efforts, customer relations, strategic growth initiatives and positioning, and market execution. Mr. Schneider began his career with us in June 1983 as Sales Manager. He served in that capacity until January 1997 when he was promoted to Sales Director. He served as our Vice President — Sales and Marketing from July 1999 until December 2005.

Robert D. Hinckle — Vice President — Financial Software Services. Robert D. Hinckle, age 37, has served as our Vice President — Financial Software Services since October 2004. Mr. Hinckle is responsible for overseeing all aspects of the installation and support of our financial software products. Since beginning his career with us in 1995 as a Financial Software Support Representative, Mr. Hinckle has worked in various positions in our Financial Software Services Division, including Team Manager, Assistant Director and Director of that division.

Thomas W. Peterson — Senior Vice President — Clinical Services. Mr. Peterson, age 55, has served as our Senior Vice President — Clinical Services since October 2005. He served as our Vice President — Clinical Software Services from July 1999 through October 2005. Mr. Peterson is responsible for overseeing all aspects of the installation and support of our clinical software products. Since beginning his career with us in 1988 as a Clinical Software Support Representative, Mr. Peterson has worked in various positions in our Clinical Software Services Division, including Manager and Director of that division.

Patrick A. Immel — Vice President — Information Technology Services. Patrick A. Immel, age 36, has served as our Vice President — Information Technology Services since January 2000. Mr. Immel is responsible for overseeing technical hardware and support and hardware research and development. Mr. Immel began his career with us in July 1993 as a Financial Software Support Representative. Mr. Immel then served as a programmer, Manager of Technical Support and most recently as Director of Information Technology Services.

Troy D. Rosser — Vice President — Sales. Troy D. Rosser, age 42, has served as our Vice President — Sales since October 2005. Mr. Rosser is responsible for overseeing all of our sales and marketing efforts. Mr. Rosser began his career with us in March 1989 as a Financial Software Support Representative. In 1992, Mr. Rosser was transferred to the Sales and Marketing division where he has worked in various positions, including Sales Manager and, since October 2000, as Director of Sales.

Michael K. Muscat, Jr. — Vice President — Outsourcing Services. Michael K. Muscat, Jr., age 33, has served as our Vice President — Outsourcing Services since May 2006. Mr. Muscat is responsible for overseeing all aspects of the outsourcing services we provide to our clients. Mr. Muscat began his career with us in July 1996 as a Software Support Representative. Mr. Muscat then served as a Programmer and Manager of Outsourcing. From June 2002 to May 2006, Mr. Muscat served as the Director of Outsourcing Services. Mr. Muscat is the son of M. Kenny Muscat, who serves as one of our directors.

Robert D. Smith — Vice President — Programming Services. Robert D. Smith, age 36, has served as our Vice President — Programming Services since May 2006. Mr. Smith is responsible for overseeing all aspects of system programming and enhancements. Since Mr. Smith began his career with us in September 1993, he has served in the capacity of Technical Support Representative, Programmer, and Programming Manager. From January 2001 to May 2006, Mr. Smith served as the Director of Programming Services.

Company Website

The Company maintains a website at http://www.cpsinet.com. The Company makes available on its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as it is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. The Company is not including the information contained on or available through its website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Market factors may cause a decline in spending for information technology and services by our current and prospective customers which may result in less demand for our products, lower prices and, consequently, lower revenues and a lower revenue growth rate.

The purchase of our information system involves a significant financial commitment by our customers. At the same time, the healthcare industry faces significant financial pressures that could adversely affect overall spending on healthcare information technology and services. For example, a general economic decline could cause hospitals to reduce or eliminate information technology related spending. To the extent spending for healthcare information technology and services declines or increases slower than we anticipate, demand for our products and services, as well as the prices we charge, could be adversely affected. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues or our growth rate.

There are a limited number of hospitals in our target market. Continued consolidation in the healthcare industry could result in the loss of existing customers, a reduction in our potential customer base and downward pressure on our products' prices.

There are a finite number of small and midsize hospitals with 300 or fewer acute care beds. Saturation of this market with our products or our competitors' products could eventually limit our revenues and growth. Furthermore, many healthcare providers have consolidated to create larger healthcare delivery enterprises with greater market power. If this consolidation continues, we could lose existing customers and could experience a decrease in the number of potential purchasers of our products and services. The loss of existing and potential customers due to industry consolidation could cause our revenue growth rate to decline. In addition, larger, consolidated enterprises could have greater bargaining power, which may lead to downward pressure on the prices for our products and services.

We may experience fluctuations in quarterly financial performance that cause us to fail to meet revenues or earnings expectations. Failure to meet these expectations could adversely impact our stock price.

There is no assurance that consistent quarterly growth in our business will continue. Our quarterly revenues may fluctuate and may be difficult to forecast for a variety of reasons. For example, prospective customers often take significant time evaluating our system and related services before making a purchase decision. Moreover, a prospective customer who has placed an order for our system could decide to cancel that order or postpone installation of the ordered system. If a prospective customer delays or cancels a scheduled system installation during any quarter, we may not be able to schedule a substitute system installation during that quarter. The amount of revenues that would have been generated from that installation will be postponed or lost. The possibility of delays or cancellations of scheduled system installations could cause our quarterly revenues to fluctuate.

The following factors may also affect demand for our products and services and cause our quarterly revenues to fluctuate:

- changes in customer budgets and purchasing priorities;
- market acceptance of new products, product enhancements and services from us and our competitors;
- product and price competition; and
- delay of revenue recognition to future quarters due to an increase in the sale of our remote access ASP services.

Variations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, our earnings will also likely fail to meet expectations. If we fail to meet the revenue or earnings expectations of securities analysts and investors, then the price of our common stock will likely decrease.

Competition with companies that have greater financial, technical and marketing resources than we have could result in loss of customers and/or a lowering of prices for our products, causing a decrease in our revenues and/or market share.

Our principal competitors are Meditech, Dairyland and HMS. Meditech, Dairyland and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and services that are comparable to our system and are designed to address the needs of community hospitals.

Our secondary competitors include McKesson Corporation, Quadramed Corp., Cerner Corporation, and Siemens Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they sometimes compete directly with us. We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect increased competition that could cause us to lose customers, lower our prices to remain competitive and experience lower revenues, revenue growth and profit margins.

Our failure to develop new products or enhance current products in response to market demands could adversely impact our competitive position and require substantial capital resources to correct.

The needs of hospitals in our target market are subject to rapid change due to government regulation, trends in clinical care practices and technological advancements. As a result of these changes, our products may quickly become obsolete or less competitive. New product introductions and enhancements by our competitors that more effectively or timely respond to changing industry needs may weaken our competitive position.

We continually redesign and enhance our products to incorporate new technologies and adapt our products to ever-changing hardware and software platforms. Often we face difficult choices regarding which new technologies to adopt. If we fail to anticipate or respond adequately to technological advancements, or experience significant delays in product development or introduction, our competitive position could be negatively affected. Moreover, our failure to offer products acceptable to our target market could require us to make significant capital investments and incur higher operating costs to redesign our products, which could negatively affect our financial condition and operating results.

Potential regulation of our products as medical devices by the U.S. Food and Drug Administration could increase our costs, delay the introduction of new products and slow our revenue growth.

The U.S. Food and Drug Administration, or the "FDA," is likely to become more active in regulating the use of computer software for clinical purposes. The FDA has increasingly regulated computer products and computer-assisted products as medical devices under the federal Food, Drug and Cosmetic Act. If the FDA regulates any of our products as medical devices, we would likely be required to, among other things:

- seek FDA clearance by demonstrating that our product is substantially equivalent to a device already legally marketed, or obtain FDA approval by establishing the safety and effectiveness of our product;
- comply with rigorous regulations governing pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and
- comply with the Food, Drug and Cosmetic Act's general controls, including establishment registration, device listing, compliance with good manufacturing practices and reporting of specified device malfunctions and other adverse device events.

We anticipate that some of our products currently in development will be subject to FDA regulation. If any of our products fail to comply with FDA requirements, we could face FDA refusal to grant pre-market clearance or approval of products; withdrawal of existing clearances and approvals; fines, injunctions or civil penalties; recalls or product corrections; production suspensions; and criminal prosecution. FDA regulation of our products could increase our operating costs, delay or prevent the marketing of new or existing products and adversely affect our revenue growth.

Governmental regulations relating to patient confidentiality and other matters could increase our costs.

State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations may require the users of such information to implement security measures. Regulations governing electronic health data transmissions are also evolving rapidly, and they are often unclear and difficult to apply.

In our support agreements with our customers, we agree to update our software applications to comply with applicable federal and state laws. While we believe we have developed products that will comply with the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and other regulatory requirements, new laws, regulations and interpretations could force us to further redesign our products. Any such product redesign could consume significant capital, research and development and other resources, which could significantly increase our operating costs.

Our products assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. If our products fail to provide accurate and timely information, our customers could assert claims against us that could result in substantial cost to us, harm our reputation in the industry and cause demand for our products to decline.

We provide products that assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. Our products could fail or produce inaccurate results due to a variety of reasons, including mechanical error, product flaws, faulty installation and/or human error during the initial data conversion. If our products fail to provide accurate and timely information, customers and/or patients could sue us to hold us responsible for losses they incur from these errors. These lawsuits, regardless of merit or outcome, could result in substantial cost to us, divert management's attention from operations and decrease market acceptance of our products. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, such contract provisions may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not be sufficient to cover one or more large claims against us or otherwise continue to be available on terms acceptable to us. In addition, the insurer could disclaim coverage as to any future claim.

Breaches of security in our system could result in customer claims against us and harm to our reputation causing us to incur expenses and/or lose customers.

We have included security features in our systems that are intended to protect the privacy and integrity of patient data. Despite the existence of these security features, our system may experience break-ins and similar disruptive problems that could jeopardize the security of information stored in and transmitted through the computer networks of our customers. Because of the sensitivity of medical information, customers could sue us for breaches of security involving our system. Also, actual or perceived security breaches in our system could harm the market perception of our products which could cause us to lose existing and prospective customers.

New products that we introduce or enhancements to our existing products may contain undetected errors or problems that could affect customer satisfaction and cause a decrease in revenues.

Highly complex software products such as ours sometimes contain undetected errors or failures when first introduced or when updates and new versions are released. Tests of our products may not detect bugs or errors because it is difficult to simulate our customers' wide variety of computing environments. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects or errors discovered in our products could cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or customer satisfaction with our products, cause a loss of revenue, result in legal actions by our customers and cause increased insurance costs.

Our facilities are located in an area vulnerable to hurricanes and tropical storms, and the occurrence of a severe hurricane, similar storm or other natural disaster could cause damage to our facilities and equipment, which could require us to cease or limit our operations.

Our corporate headquarters and executive offices and virtually all of our employees are situated on one campus in Mobile, Alabama, which is located on the coast of the Gulf of Mexico. Our facilities are vulnerable to significant damage or destruction from hurricanes and tropical storms. We are also vulnerable to damage from other types of disasters, including tornadoes, fires, floods and similar events. If any disaster were to occur, our ability to conduct business at our facilities could be seriously impaired or completely destroyed. This would have adverse consequences for our customers who depend on us for system support or outsourcing services. Also, the servers of customers who use our remote access services could be damaged or destroyed in any such disaster. This would have potentially devastating consequences to those customers. Although we have an emergency recovery plan, there can be no assurance that this plan will effectively prevent the interruption of our business due to a natural disaster. Furthermore, the insurance we maintain may not be adequate to cover our losses resulting from any natural disaster or other business interruption.

Interruptions in our power supply and/or telecommunications capabilities could disrupt our operations, cause us to lose revenues and/or increase our expenses.

We currently have backup generators to be used as alternative sources of power in the event of a loss of power to our facilities. If these generators were to fail during any power outage, we would be temporarily unable to continue operations at our facilities. This would have adverse consequences for our customers who depend on us for system support and outsourcing services. Any such interruption in operations at our facilities could damage our reputation, harm our ability to retain existing customers and obtain new customers, and could result in lost revenue and increased insurance and other operating costs.

We also have customers for whom we store and maintain computer servers containing critical patient and administrative data. Those customers access this data remotely through telecommunications lines. If our power generators fail during any power outage or if our telecommunications lines are severed or impaired for any reason, those customers would be unable to access their mission critical data causing an interruption in their operations. In such event our remote access customers and/or their patients could seek to hold us responsible for any losses. We would also potentially lose those customers, and our reputation could be harmed.

If we are unable to attract and retain qualified customer service and support personnel our business and operating results will suffer.

Our customer service and support is a key component of our business. Most of our hospital customers have small information technology staffs, and they depend on us to service and support their systems. Future difficulty in attracting, training and retaining capable customer service and support personnel could cause a decrease in the overall quality of our customer service and support. That decrease would have a negative effect on customer satisfaction which could cause us to lose existing customers and could have an adverse effect on our new customer sales. The loss of customers due to inadequate customer service and support would negatively impact our ability to continue to grow our business.

We do not have employment or non-competition agreements with our key personnel, and their departure could harm our future success.

Our future success depends to a significant extent on the leadership and performance of our chief executive officer, chief operating officer and other executive officers. We do not have employment or non-competition agreements with any of our executive officers. Therefore, they may terminate their employment with us at any time and may compete against us. The loss of the services of any of our executive officers could have a material adverse effect on our business, financial condition and results of operations.

We have limited protection of our intellectual property and, if we fail to adequately protect our intellectual property, we may not be able to compete effectively.

We consider some aspects of our internal operations, products and documentation to be proprietary. To some extent we have relied on a combination of confidentiality provisions in our customer agreements, copyright, trademark and trade secret laws and other measures to protect our intellectual property. To date, however, we have not filed any patent applications to protect our proprietary software products. In addition, existing copyright laws afford only limited protection. Although we attempt to control access to our intellectual property, unauthorized persons may attempt to copy or otherwise use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use. If our competitors gain access to our intellectual property, our competitive position in the industry could be damaged. An inability to compete effectively could cause us to lose existing and potential customers and experience lower revenues, revenue growth and profit margins.

In the event our products infringe on the intellectual property rights of third-parties, our business may suffer if we are sued for infringement or if we cannot obtain licenses to these rights on commercially acceptable terms.

Others may sue us alleging infringement of their intellectual property rights. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number and functionality of our products increase, we believe we may become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, these assertions could distract management. We may have to spend a significant amount of money and time to defend or settle those claims. If we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement. If we were unable to obtain licenses to these rights on commercially acceptable terms, we would be required to discontinue the sale of our products that contain the infringing technology. Our customers would also be required to discontinue the use of those products. We are unable to insure against this risk on an economically feasible basis. Even if we were to prevail in an infringement lawsuit, the accompanying publicity could adversely impact the demand for our system. Under some circumstances, we agree to indemnify our customers for some types of infringement claims that may arise from the use of our products.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters and executive offices are located on approximately 28 acres in Mobile, Alabama. We occupy approximately 135,500 square feet of space in thirteen buildings. Our main building consists of approximately 66,000 square feet of space. We also have eleven additional buildings each consisting of approximately 6,000 square feet. Each of these smaller buildings is designed to accommodate a team of employees assigned to install and support a particular software application or an outsourcing team. We also occupy a building consisting of approximately 3,500 square feet of space which houses our research and development employees dedicated to developing new uses for and applications of available technology.

We lease approximately 16.5 acres and all of our buildings from C.P. Investments, Inc., an Alabama corporation, the stockholders of which are John Morrissey, John Heyer, Bob O'Donnell, Elissa Stillings, Kevin P. Wilkins, Tabitha M. Wilkins Olzinski, Ellen M. Harvey, Michael K. Muscat, Jr. and Susan M. Slaton. All of these individuals are either stockholders of CPSI, or, in the case of Ms. Stillings, the spouse of a stockholder. Additionally, Mr. Morrissey is one of our current directors, Mr. Muscat is one of our executive officers, Mr. Wilkins and Ms. Olzinski are the children of one of our former directors, and Ms. Harvey, Mr. Muscat and Ms. Slaton are the children of one of our current directors. Our leases with C.P. Investments, Inc. expire at various times between April 2012 and December 2015. We also own 11.3 acres of undeveloped real property adjacent to our primary premises in order to accommodate future growth.

On January 1, 2007, we entered into a lease with Riverside Corporation to house a call center to support the growth of our outsourcing services. This building consists of approximately 10,000 square feet and is located in Lanett, Alabama.

We believe our existing facilities will be sufficient to meet our needs until the end of 2007. At that time we may need to construct additional facilities on the undeveloped portion of our campus in order to accommodate our expansion needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in routine litigation that arises in the ordinary course of business. We are not currently involved in any litigation that we believe could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for CPSI Common Stock

At March 9, 2007, CPSI had 87 stockholders of record (which does not include the number of beneficial owners whose shares are held in "street" names by nominees who are record holders) and 10,756,381 shares of common stock outstanding.

CPSI common stock is listed on the Nasdaq Global Select Market under the symbol "CPSI". The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share for CPSI's common stock on the Nasdaq Global Select Market, and the cash dividends declared per share in each such quarter:

	High	Low	Dividends Declared Per Share
2005			
First Quarter	$28.50	$20.93	$0.22
Second Quarter	38.96	25.19	0.22
Third Quarter	41.09	30.66	0.22
Fourth Quarter	45.38	33.01	0.22
2006			
First Quarter	$50.16	$39.66	$0.36
Second Quarter	50.93	34.91	0.36
Third Quarter	40.47	31.89	0.36
Fourth Quarter	37.59	30.47	0.36

The last reported sales price of CPSI's common stock as reported on the Nasdaq Global Select Market on March 9, 2007 was $26.77.

Dividends

During 2005, we paid a quarterly dividend in the amount of $0.22 per share, and during 2006 we paid a quarterly dividend in the amount of $0.36 per share. On February 2, 2007, we announced a dividend for the first quarter of 2007 in the amount of $0.36 per share. We believe that paying dividends is an effective way of providing an investment return to our stockholders and a beneficial use of our cash. However, the declaration of dividends by CPSI is subject to the discretion of our board of directors. Our board of directors will take into account such matters as general business conditions, our financial results and such other factors as our board of directors may deem relevant.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands except for share and per share data)				
INCOME DATA:					
Total sales revenues	$ 115,974	$ 108,826	$ 82,664	$ 81,303	$ 73,744
Total costs of sales	64,269	60,707	49,576	48,405	42,925
Gross profit	51,705	48,119	33,088	32,898	30,819
Total operating expenses	27,039	24,827	21,886	20,352	18,750
Operating income	24,666	23,292	11,202	12,546	12,069
Total other income	1,132	658	501	338	552
Income before taxes	25,798	23,950	11,703	12,884	12,621
Income taxes(1)	9,983	9,381	4,639	5,018	1,971
Net income	$ 15,815	$ 14,569	$ 7,064	$ 7,866	$ 10,650
Net income per share — basic	$ 1.49	$ 1.38	$ 0.67	$ 0.75	$ 1.06
Net income per share — diluted	$ 1.48	$ 1.37	$ 0.67	$ 0.75	$ 1.06
Weighted average shares outstanding:					
Basic	10,638,028	10,559,589	10,489,849	10,488,406	10,024,438
Diluted	10,717,865	10,646,376	10,535,555	10,536,929	10,061,765
Pro forma income data:(2)					
Historical income before provision for income taxes					$ 12,621
Pro forma income taxes					4,577
Pro forma net income					$ 8,044
Pro forma net income per share — basic					$ 0.80
Pro forma net income per share — diluted					$ 0.80

	As of December 31,				
	2006	2005	2004	2003	2002
BALANCE SHEET DATA					
Cash and cash equivalents	$ 8,760	$11,670	$13,785	$ 9,473	$ 6,352
Working capital	30,563	29,308	22,480	19,676	14,812
Total assets	48,421	46,984	36,078	31,270	28,909
Total current liabilities	8,690	9,897	7,526	5,452	8,430
Total stockholders' equity	38,706	36,388	27,834	25,752	20,479

(1) CPSI operated as an S corporation through May 20, 2002 and, as such, was not subject to federal and certain state income taxes through that date.

(2) Pro forma income data reflects the provision for income taxes that would have been recorded had CPSI been a C corporation during 2002.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this Annual Report.

Background

CPSI was founded in 1979 and specializes in delivering comprehensive healthcare information systems and related services to community hospitals. Our systems and services are designed to support the primary functional areas of a hospital and to enhance access to needed financial and clinical information. Our comprehensive system enables healthcare providers to improve clinical, financial and administrative outcomes. Our products and services provide solutions in key areas, including patient management, financial management, patient care and clinical, enterprise and office automation. In addition to servicing small to medium-sized hospitals, we provide information technology services to other related entities in the healthcare industry, such as nursing homes, home health agencies and physician clinics.

We sell a fully integrated, enterprise-wide financial and clinical hospital information system comprised of all necessary software, hardware, peripherals, forms and office supplies, together with comprehensive customer service and support. We also offer outsourcing services, including electronic billing submissions, patient statement processing, payroll processing and business office functions, as part of our overall information system solution. We believe that as our customer base grows, the demand for our outsourcing services will also continue to grow, supporting further increases in recurring revenues.

Our system currently is installed and operating in over 600 hospitals in 46 states and the District of Columbia. Our customers consist of community hospitals with 300 or fewer acute care beds, with hospitals having 100 or fewer acute care beds comprising approximately 93% of our customers.

Overview

We have achieved a compounded annual growth rate in revenues and net income of approximately 14.2% and 23.8%, respectively, over the past five years. We signed 35 new hospital contracts in 2006, compared with 46 in 2005.

Our gross revenues increased 6.6% over 2005, while our net income increased 8.5%, principally as a result of the continued improved financial condition of community hospitals during much of 2006. Cash flow from operations remained strong and total cash collections achieved a record level of $113.7 million in 2006. We continue to believe that our strong cash performance reflects both the quality of our customer service and our product offerings.

As a result of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (2003 Medicare Act), community hospitals began experiencing improved Medicare reimbursement starting in April 2004, the month in which the 2003 Medicare Act became effective. In the past, Medicare's payment formula had created a disproportionate burden on smaller, community-based hospitals, which also typically depend on Medicare for a greater share of their payer mix than larger, urban facilities. The 2003 Medicare Act rectifies some of this imbalance, raising Medicare reimbursements to rural hospitals by an estimated $25 billion over the next ten years. We believe this legislation will remove one of the primary obstacles to investment by community hospitals in healthcare information technology. Many of these hospitals had postponed or substantially limited such investments prior to the effectiveness of the 2003 Medicare Act. Accordingly, we believe that the financial effects of this legislation on community hospitals has had a positive impact on our financial results and has put us in a good position to continue to grow our business. Our improving results throughout 2004, 2005 and 2006 support the confidence we have in our business, our target market and the quality of the products and services we offer.

Revenues

The Company recognizes its multiple element arrangements, including software and software-related services, using the residual method under SOP 97-2, *Software Revenue Recognition*, as amended by SOP 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin ("SAB") 101, *Revenue Recognition in Financial Statements*, as amended by SAB 104, *Revenue Recognition*. Revenue from general support agreements for post-contract support services (support and maintenance) is recognized by the Company ratably over the term of the agreement.

System Sales. Revenues from system sales are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. We do not record revenue upon the execution of a sales contract. Upon the execution of a contract to purchase a system from us, each customer pays a non-refundable 10% deposit that is recorded as deferred revenue. The customer pays 40% of the purchase price for the software and the related installation, training and conversion when we install the system and commence on-site training at the customer's facility, which is likewise recorded as deferred revenue. When the system begins operating in a live environment, the remaining 50% of the system purchase price for each module that has been installed is payable. Revenue from the sale of the software perpetual license and the system installation and training is recognized on a module by module basis after the installation and training have been completed and the system is functioning as designed for each individual module. Revenue from the sale of hardware is recognized upon shipment of the hardware to the customer.

Support and Maintenance. We also derive revenues from the provision of system support services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a support agreement under which we provide comprehensive system support and related services in exchange for a monthly fee based on the services provided. The initial term of these contracts ranges from one to seven years, with a typical duration of five years. Upon expiration of the initial term, these contracts renew automatically on a year-to-year basis thereafter until terminated. Revenues from support services are recognized in the month when these services are performed.

We provide our products to some customers as an application service provider, or "ASP." We provide ASP services on a remote access basis by storing and maintaining servers at our headquarters which contain customers' patient and administrative data. These customers then access this data remotely in exchange for a monthly fee. In addition, as part of our total information solution, we serve as an Internet service provider, or "ISP," for some of our customers for a monthly fee. We also provide web-site design and hosting services if needed. Revenues from our ASP and ISP services are recognized in the month when these services are performed.

Outsourcing Revenues. We began offering outsourcing services in January 1999. Our outsourcing services include electronic billing, statement processing, payroll processing and business office outsourcing (primarily accounts receivable management). Most of these outsourcing services are sold pursuant to one year customer agreements, with automatic one year renewals until terminated. Revenues from outsourcing services are recognized when these services are performed.

Costs of Sales

System Sales. The principal costs associated with the design, development, sale and installation of our systems are employee salaries, benefits, travel expenses and certain other overhead expenses. These costs are expensed as incurred. For the sale of equipment, we incur costs to acquire these products from the respective distributors or manufacturers. The costs related to the acquisition of equipment are capitalized into inventory and expensed upon the sale of the equipment utilizing the average cost method.

Support and Maintenance. The principal costs associated with our system support and maintenance services are employee salaries, benefits and certain other overhead expenses. These costs are expensed as incurred.

We have the same employee groups providing both system installations and support and maintenance services. Salary related expenses are allocated between cost of system sales and cost of support and maintenance services based upon an estimate of the percentage of time employees spend performing each function.

Outsourcing. The principal cost related to our statement outsourcing is postage. The principal costs related to our electronic billing outsourcing are employee related expenses, such as salaries and benefits, and long distance telecommunication fees. Supplies and forms represent an additional cost associated with our outsourcing services. These costs are expensed as incurred.

Results of Operations

The following table sets forth certain items included in our results of operations for each of the three years in the period ended December 31, 2006, expressed as a percentage of our total revenues for these periods (dollar amounts in thousands):

	Year Ended December 31,					
	2006		2005		2004	
	Amount	% Sales	Amount	% Sales	Amount	% Sales
INCOME DATA:						
Sales revenues:						
System sales	$ 51,603	44.5%	$ 51,170	47.0%	$35,252	42.6%
Support and maintenance	46,724	40.3%	43,051	39.6%	38,010	46.0%
Outsourcing	17,647	15.2%	14,605	13.4%	9,402	11.4%
Total sales revenues	115,974	100.0%	108,826	100.0%	82,664	100.0%
Costs of sales:						
System sales	34,109	29.4%	33,295	30.6%	27,064	32.7%
Support and maintenance	19,977	17.2%	19,029	17.5%	16,916	20.5%
Outsourcing	10,183	8.8%	8,383	7.7%	5,596	6.8%
Total costs of sales	64,269	55.4%	60,707	55.8%	49,576	60.0%
Gross profit	51,705	44.6%	48,119	44.2%	33,088	40.0%
Operating expenses:						
Sales and marketing	8,868	7.6%	7,778	7.1%	6,055	7.3%
General and administrative	18,172	15.7%	17,049	15.7%	15,831	19.2%
Total operating expenses	27,040	23.3%	24,827	22.8%	21,886	26.5%
Operating income	24,665	21.3%	23,292	21.4%	11,202	13.5%
Other income (expense):						
Interest income	1,132	1.0%	653	0.6%	258	0.3%
Miscellaneous income	—	0.0%	5	0.0%	243	0.3%
Total other income	1,132	1.0%	658	0.6%	501	0.6%
Income before taxes	25,797	22.3%	23,950	22.0%	11,703	14.1%
Income taxes	9,983	8.6%	9,381	8.6%	4,639	5.6%
Net income	$ 15,814	13.7%	$ 14,569	13.4%	$ 7,064	8.5%

2006 Compared to 2005

Revenues. Total revenues increased by 6.6%, or $7.1 million, to $116.0 million for 2006, from $108.8 million for 2005.

System sales revenues increased by 0.8%, or $0.4 million, to $51.6 million in 2006, from $51.2 million in 2005. We completed software system installations at 42 new hospital clients in 2006, compared to installations at 46 new hospital clients in 2005. System sales to existing customers in 2006 was 25% of total revenues for 2006, as compared to 14% for 2005.

Support and maintenance revenues increased by 8.5%, or $3.6 million, to $46.7 million in 2006, from $43.1 million in 2005. The increase in revenues from support and maintenance was attributable to an increase in recurring revenues as a result of a larger customer base. We had 615 customers at December 31, 2006, compared to 580 at December 31, 2005. ASP services revenues decreased by 52.2%, or $1.6 million, due to a customer's exercise in January 2006 of a right to purchase a license for the software. The customer entered into a general support and maintenance services contract with us at the time of its purchase of the license. ISP services revenues remained unchanged.

Outsourcing revenues increased by 20.8%, or $3.0 million, to $17.6 million in 2006, from $14.6 million in 2005. Outsourcing revenues increased as a result of continued growth in customer demand for electronic billing, business office and statement outsourcing services. Statement outsourcing revenues increased 13.5% and electronic billing revenues increased 15.4%. Revenue from business office outsourcing services increased 27.9%. We were providing business outsourcing services to 50 customers at December 31, 2006, compared to 26 customers at December 31, 2005.

Costs of Sales. Total costs of sales increased by 5.9%, or $3.6 million, to $64.3 million in 2006, from $60.7 million in 2005. As a percentage of revenues, cost of sales decreased to 55.4% for 2006, from 55.8% for 2005.

Cost of system sales increased by 2.4%, or $0.8 million, to $34.1 million for 2006, from $33.3 million for 2005. The increase in the cost of system sales is primarily due to an increase in payroll related expense of $1.1 million as a result of increased average employee headcount needed to support increasing sales volume and our increasing customer base. Cost of equipment also increased by $0.4 million and cost of software increased $0.2 million as a direct result of an increase in the number of installations of the PACS system. The increases were offset by a decrease of $0.9 million in travel expense. The gross margin on system sales decreased to 33.9% for 2006, from 34.9% for 2005. The decrease in gross margin was due to a decrease in the number of new hospital clients, as well as a decrease in the average contract size of new system installations.

Cost of support and maintenance increased by 5.0%, or $1.0 million, to $20.0 million for 2006, from $19.0 million for 2005. The increase in the cost of support and maintenance was caused primarily by an increase in payroll related expenses of $1.2 million as a result of increased average employee headcount needed to support our increasing customer base. The increase was offset by a decrease of $0.4 million in general departmental expenses. The gross margin on support and maintenance revenues increased to 57.2% for 2006, from 55.8% for 2005. The increase in the gross margin was primarily due to the addition of new customers with a proportionately smaller increase in support personnel.

Our costs associated with outsourcing services increased 21.5%, or $1.8 million, to $10.2 million in 2006, from $8.4 million in 2005. The increase in the cost of outsourcing services was primarily due to increased payroll related expense of $1.3 million due to the full-year expense of additional employees hired during 2005 and additional employees hired in 2006 to support our business office outsourcing services. Postage costs increased $0.5 million as a result an increase in transaction volumes of our statement outsourcing services. The gross margin on outsourcing services decreased slightly to 42.3% for 2006, from 42.6% for 2005.

Sales and Marketing Expenses. Sales and marketing expenses increased 14.0%, or $1.1 million, to $8.9 million in 2006, from $7.8 million in 2005. The increase in sales and marketing expense was attributable to increased payroll related expenses of $1.1 million due to the addition of sales personnel during 2006. Travel related expenses also increased $0.3 million which was offset by a decrease in commission expense of $0.3 million.

General and Administrative Expenses. General and administrative expenses increased by 6.6%, or $1.2 million, to $18.2 million for 2006, from $17.0 million for 2005. The increase in general and administrative expenses was due to increases in employee group insurance of $0.7 million, stock compensation expense of $0.5 million, user group expenditures of $0.3 million and rent expense of $0.2 million. Additional expense increases included $0.2 million for various general expenses and $0.1 million for depreciation. The increases were offset by a decrease of $0.7 million in bad debt expense and a decrease in professional fees of $0.2 million.

As a result of the foregoing factors, income before taxes increased by 7.7%, or $1.9 million, to $25.8 million for 2006, from $23.9 million for 2005.

2005 Compared to 2004

Revenues. Total revenues increased by 31.6%, or $26.2 million, to $108.8 million for 2005, from $82.7 million for 2004.

System sales revenues increased by 45.2%, or $15.9 million, to $51.2 million in 2005, from $35.3 million in 2004. We completed software system installations at 46 new hospital clients in 2005, compared to installations at 40 new hospital clients in 2004.

Support and maintenance revenues increased by 13.3%, or $5.1 million, to $43.1 million in 2005, from $38.0 million in 2004. The increase in revenues from support and maintenance was attributable to an increase in recurring revenues as a result of a larger customer base. We had over 570 customers at December 31, 2005, compared to 530 at December 31, 2004. ASP services revenues increased by 12.1%, or $0.4 million, and ISP services revenues remained unchanged.

Outsourcing revenues increased by 55.3%, or $5.2 million, to $14.6 million in 2005, from $9.4 million in 2004. Outsourcing revenues increased as a result of continued growth in customer demand for electronic billing and statement outsourcing services. Statement outsourcing revenues increased 13.3% and electronic billing revenues increased 31.5%. Revenue from business outsourcing services increased 148.0%. We were providing business outsourcing services to 26 customers at December 31, 2005, compared to 16 customers at December 31, 2004.

Costs of Sales. Total costs of sales increased by 22.5%, or $11.1 million, to $60.7 million in 2005, from $49.6 million in 2004. As a percentage of revenues, cost of sales decreased to 55.8% for 2005, from 60.0% for 2004.

Cost of system sales increased by 23.0%, or $6.3 million, to $33.3 million for 2005, from $27.0 million for 2004. The increase in the cost of system sales is primarily due to an increase in travel expense of $2.1 million as a result of an increase in new hospital installations. Payroll related expenses increased $1.7 million as a result of increased average employee headcount needed to support increasing sales volume. Cost of equipment also increased by $2.3 million as a direct result of our increase in system sales. The gross margin on system sales improved to 34.9% for 2005, from 23.2% for 2004. The increase in gross margin was due to an increase in the number of new hospital clients, as well as an increase in the average contract size, without a commensurate increase in the personnel utilized in the system installation process.

Cost of support and maintenance increased by 12.5%, or $2.1 million, to $19.0 million for 2005, from $16.9 million for 2004. The increase in the cost of support and maintenance was caused primarily by an increase in payroll related expenses of $1.7 million as a result of increased average employee headcount needed to support our increasing customer base. Also, general departmental expenses increased $0.3 million and depreciation expense increased $0.1 million. The gross margin on support and maintenance revenues increased to 55.8% for 2005, from 55.5% for 2004. The increase in the gross margin was primarily due to the addition of new customers with a proportionately smaller increase in support personnel.

Our costs associated with outsourcing services increased 49.8%, or $2.8 million, to $8.4 million in 2005, from $5.6 million in 2004. Cost of outsourcing services increase was primarily due to increased payroll related expense of $2.8 million due to the full-year expense of additional employees hired during 2004 and additional employees hired in 2005 to support our business office outsourcing services. Postage costs increased $0.4 million as a result an increase in transaction volumes of our statement outsourcing services. .

Sales and Marketing Expenses. Sales and marketing expenses increased 28.5%, or $1.8 million, to $7.8 million in 2005, from $6.0 million in 2004. The increase in sales and marketing expense was attributable to increased sales commissions of $1.4 million based on the increase in system sales. Payroll related expenses also increased $0.3 million due to the addition of sales personnel during 2005.

General and Administrative Expenses. General and administrative expenses increased by 7.7%, or $1.2 million, to $17.0 million for 2005, from $15.8 million for 2004. The increase in general and administrative expenses was due primarily to an increase in payroll related expenses of $0.5 million and professional fees of $0.5 million. Additional expense increases were $0.2 million for various general expenses, $0.1 million for employee health insurance, $0.1 million for depreciation, $0.2 million for taxes and licenses, and $0.1 million for facilities rent. The increases were offset by a decrease of $0.6 million in bad debt expense.

As a result of the foregoing factors, income before taxes increased by 104.6%, or $12.2 million, to $23.9 million for 2005, from $11.7 million for 2004.

Liquidity and Capital Resources

As of December 31, 2006, we had $8.8 million in cash and cash equivalents. This cash reserve plus cash generated from our normal operating activities should be adequate to fund our business for the foreseeable future. Our principal source of liquidity has been cash provided by operating activities. Cash provided by operating activities has been used primarily to fund the growth in our business and return cash to our shareholders in the form of dividends. Because of our strong cash position, our board of directors decided to begin paying a quarterly dividend in 2003. We declared and paid dividends in the aggregate amount of $15.5 million, $9.3 million and $5.0 million in 2006, 2005 and 2004, respectively. We believe that paying dividends is an effective way of providing an investment return to our stockholders and a beneficial use of our cash.

Net cash provided by operating activities totaled $14.5 million, $17.8 million and $11.1 million for 2006, 2005 and 2004, respectively. The decrease in net cash provided by operating activities predominantly resulted from an increase in deferred taxes, an increase in financing receivables and a decrease in deferred revenue.

Net cash used in investing activities totaled $2.5 million, $12.9 million and $1.7 million for 2006, 2005 and 2004, respectively. In 2006, we purchased $2.1 million of property and equipment. We also purchased investments in the amount of $0.4 million which are classified as available for sale. In 2005, we purchased investments in the amount of $10.3 million which are classified as available for sale. We also purchased $2.5 million of property and equipment. In 2004, we used cash of $1.7 million for the purchase of property and equipment.

Net cash used in financing activities totaled $14.9 million, $7.1 million and $5.0 million for 2006, 2005 and 2004, respectively. During 2006, we declared and paid dividends in the aggregate amount of $15.5 million. We also received proceeds of $0.3 million and a tax benefit of $0.2 million from the exercise of employee stock options. During 2005, we declared and paid dividends in the aggregate amount of $9.3 million. We also received proceeds of $2.2 million from the exercise of employee stock options. During 2004, we declared and paid dividends in the aggregate amount of $5.0 million.

Our days sales outstanding for the years 2006, 2005 and 2004 were 43, 40 and 45 days, respectively.

We currently do not have a bank line of credit or other credit facility in place. Because we have no debt, we will not be subject to contractual restrictions or other influences on our operations, such as payment demands and restrictions on the use of operating funds that are typically associated with debt. If we borrow money in the future, we will likely be subject to operating and financial covenants that could limit our ability to operate as profitably as we have in the past. Defaults under applicable loan agreements could result in the demand by lenders for immediate payment of substantial funds and substantial restrictions on expenditures, among other things.

Related Party Transactions

We lease our corporate headquarters campus from C.P. Investments, Inc., an Alabama corporation, the stockholders of which are John Morrissey, John Heyer, Bob O'Donnell, Elissa Stillings, Kevin P. Wilkins, Tabitha M. Wilkins Olzinski, Ellen M. Harvey, Michael K. Muscat, Jr. and Susan M. Slaton. All of these individuals are either stockholders of CPSI, or, in the case of Ms. Stillings, the spouse of a stockholder. Additionally, Mr. Morrissey is one of our current directors, Mr. Muscat is one of our executive officers, Mr. Wilkins and Ms. Olzinski are the children of one of our former directors, and Ms. Harvey, Mr. Muscat and Ms. Slaton are the children of one of our current directors. In 2006, we made total lease payments in the amount of $1,694,067 to C.P. Investments, Inc. Under these lease agreements, we will make annual lease payments in 2007 in the amount of $1,709,076, subject to adjustment as set forth in the agreements. The annual rent payable under these leases has been determined by an independent, third-party appraisal firm. The parties may agree, from time to time, to make adjustments in the annual rent payable under these leases based on subsequent third-party appraisals.

Contractual Obligations

Our related party real estate leases are our only material contractual obligations requiring payments in the future. Our payments under these leases subsequent to December 31, 2006, will be as follows:

	Payment Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Operating Lease Obligations	$10,105,626	$1,709,076	$3,480,552	$3,418,152	$1,497,846

Off-Balance Sheet Arrangements

We are not currently a party to any material "off-balance sheet arrangement" as defined in Item 303 of Regulation S-K.

Critical Accounting Policies

General. Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We are required to make some estimates and judgments that affect the preparation of these financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, but actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition in Financial Statements*, as amended by SAB No. 104, *Revenue Recognition*, and the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, *Software Revenue Recognition*. SAB No. 104 and SOP 97-2 require that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on our judgment regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause us to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely affected.

Allowance for Doubtful Accounts. Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectibility of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered.

Stock-Based Compensation. The Company previously accounted for stock-based compensation using the intrinsic value method prescribed in APB No. 25. The Company grants stock options with exercise prices equal to the respective grant date's fair market value and, as such, recognized no compensation cost for such stock options under APB No. 25. Effective January 1, 2006, we adopted the provisions of SFAS No. 123R for our stock based awards. See Note 7 of the Financial Statements for further discussion of the impact on the Company's earnings.

Backlog

Backlog consists of revenues we reasonably expect to recognize over the next twelve months under existing contracts. The revenues to be recognized may relate to a combination of one-time fees for system sales, and recurring fees for support, outsourcing, ASP and ISP services. As of December 31, 2006, we had a twelve-month backlog of approximately $18.6 million in connection with non-recurring system purchases and approximately $65.5 million in connection with recurring payments under support, outsourcing, ASP and ISP contracts.

Quantitative and Qualitative Disclosures about Market and Interest Rate Risk

We reduce the sensitivity of our results of operations to market risks related to changes in interest rates by maintaining an investment portfolio comprised solely of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. We are not exposed to currency exchange fluctuations, as we do not sell our products internationally, and we currently have no exposure to equity price risks.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. FIN 48 is effective for the Company beginning January 1, 2007. The Company is evaluating its tax positions and does not anticipate that the interpretation will have a significant impact on the Company's results of operations or financial position.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements.

Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the "roll-over" and "iron curtain" method. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements. We previously used the roll-over method for quantifying identified financial statement misstatements.

SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods.

SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

SAB 108 is effective for fiscal years ending after November 15, 2006, and was adopted by the Company on December 31, 2006. The adoption of SAB 108 had no effect on the Company's financial statements.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on Issue 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is Gross versus Net Presentation)*. The scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include but is not limited to, sales, use, value added, and some excise taxes. The Task Force reached a consensus that the presentation of taxes within the scope of EITF 06-3 on either a gross basis or a net basis is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22, *Disclosure of Accounting Policies*. In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company intends to adopt EITF 06-3 effective January 1, 2007, and does not believe the adoption will have a significant effect on its financial statements as it does not intend to change its existing accounting policy which is to present taxes within the scope of EITF 06-3 on a net basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159"). This standard permits entities to choose to value certain financial instruments at fair value. Entities shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently in the process of assessing the impact that the adoption of SFAS 159 will have on its financial condition and results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is contained in Item 7 herein under the heading "Quantitative and Qualitative Disclosures about Market and Interest Rate Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Index to Financial Statement Schedules

All other schedules to the financial statements required by Article 9 of Regulation S-X are inapplicable and therefore have been omitted.

REPORT OF MANAGEMENT

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. CPSI's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CPSI's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CPSI;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CPSI are being made only in accordance with authorizations of management and directors of CPSI; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CPSI's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of CPSI's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that CPSI maintained effective internal control over financial reporting as of December 31, 2006.

CPSI's Independent Registered Public Accounting Firm, Grant Thornton, LLP, has issued an attestation report on management's assessment of CPSI's internal control over financial reporting. That report appears on page 36 of this Form 10-K.

REPORT OF GRANT THORNTON, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON FINANCIAL STATEMENTS

Board of Directors and
Shareholders of Computer Programs and Systems, Inc.

We have audited the accompanying balance sheets of Computer Programs & Systems, Inc. as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Programs and Systems, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 7 to the financial statements, the Company changed its method of accounting for stock-based compensation with the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share Based Payment" effective January 1, 2006.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II for the years ended December 31, 2006, 2005, and 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Computer Programs and Systems, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal controls over financial reporting.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 28, 2007

REPORT OF GRANT THORNTON LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and
Shareholders of Computer Programs and Systems, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, that Computer Programs and Systems, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Computer Programs and Systems, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Computer Programs and Systems, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the Internal Control — Integrated Framework issued by the COSO. Also in our opinion, Computer Programs and Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Computer Programs and Systems, Inc. as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 28, 2007 expressed an unqualified opinion on those financial statements and contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment."

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 28, 2007

COMPUTER PROGRAMS AND SYSTEMS, INC.

Balance Sheets

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,760,122	$11,669,690
Investments	10,717,952	10,231,446
Accounts receivable, net of allowance for doubtful accounts of $814,000 and $704,000, respectively	14,095,791	12,413,797
Financing receivables, current portion	2,177,430	1,168,472
Inventories	1,668,119	1,988,184
Deferred tax assets	1,406,279	1,200,637
Prepaid income taxes	107,426	268,321
Prepaid expenses	319,533	265,128
Total current assets	39,252,652	39,205,675
Property and equipment		
Land	936,026	936,026
Maintenance equipment	4,446,419	3,674,200
Computer equipment	6,440,844	5,690,497
Office furniture and equipment	1,940,853	1,626,940
Automobiles	132,926	111,394
	13,897,068	12,039,057
Less accumulated depreciation	(7,641,868)	(5,866,020)
Net property and equipment	6,255,200	6,173,037
Financing receivables, net of current portion	2,396,764	1,605,226
Total assets	$47,904,616	$46,983,938
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,204,279	$ 2,051,195
Deferred revenue	2,274,592	3,285,678
Accrued vacation	2,053,288	1,875,365
Other accrued liabilities	3,157,585	2,685,231
Total current liabilities	8,689,744	9,897,469
Deferred tax liabilities	508,382	698,320
Stockholders' equity:		
Common stock, $0.001 par value; 30,000,000 shares authorized; 10,756,381 and 10,624,901 shares issued and outstanding	10,756	10,625
Additional paid-in capital	22,427,967	20,576,268
Deferred compensation	—	(72,305)
Accumulated other comprehensive loss	(7,333)	(67,979)
Retained earnings	16,275,100	15,941,540
Total stockholders' equity	38,706,490	36,388,149
Total liabilities and stockholders' equity	$47,904,616	$46,983,938

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Income

	Year Ended December 31, 2006	2005	2004
Sales revenues:			
System sales	$ 51,602,788	$ 51,170,351	$35,252,410
Support and maintenance	46,724,345	43,050,811	38,010,122
Outsourcing	17,646,684	14,604,433	9,401,468
Total sales revenues	115,973,817	108,825,595	82,664,000
Costs of sales:			
System sales	34,108,712	33,295,030	27,064,273
Support and maintenance	19,976,670	19,028,516	16,915,781
Outsourcing	10,183,221	8,382,478	5,595,774
Total costs of sales	64,268,603	60,706,024	49,575,828
Gross profit	51,705,214	48,119,571	33,088,172
Operating expenses:			
Sales and marketing	8,867,860	7,777,557	6,054,654
General and administrative	18,171,784	17,049,626	15,830,863
Total operating expenses	27,039,644	24,827,183	21,885,517
Operating income	24,665,570	23,292,388	11,202,655
Other income (expense):			
Interest income	1,131,906	652,806	257,462
Miscellaneous income	—	5,306	243,191
Total other income	1,131,906	658,112	500,653
Income before taxes	25,797,476	23,950,500	11,703,308
Income taxes	9,982,931	9,381,327	4,639,473
Net income	$ 15,814,545	$ 14,569,173	$ 7,063,835
Net income per share — basic	$ 1.49	$ 1.38	$ 0.67
Net income per share — diluted	$ 1.48	$ 1.37	$ 0.67
Weighted average shares outstanding			
Basic	10,638,028	10,559,589	10,489,849
Diluted	10,717,865	10,646,376	10,535,555

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Stockholders' Equity

	Common Shares	Common Stock	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	10,489,849	$10,490	$17,289,910	$(174,385)	$ —	$ 8,625,958	$ 25,751,973
Net income	—	—	—	—	—	7,063,835	7,063,835
Issuance of common stock	—	—	2,169	—	—	—	2,169
Dividends	—	—	—	—	—	(5,035,128)	(5,035,128)
Amortization of deferred compensation	—	—	—	51,040		—	51,040
Balance at December 31, 2004	10,489,849	10,490	17,292,079	(123,345)	—	10,654,665	27,833,889
Net income	—	—	—	—	—	14,569,173	14,569,173
Issuance of common stock	135,052	135	2,228,223	—	—	—	2,228,358
Unrealized loss on available for sale investments, net of tax of $43,460	—	—	—	—	(67,979)	—	(67,979)
Dividends	—	—	—	—	—	(9,282,298)	(9,282,298)
Income tax benefit from stock option exercise	—	—	1,055,966	—	—	—	1,055,966
Amortization of deferred compensation	—	—	—	51,040	—	—	51,040
Balance at December 31, 2005	10,624,901	10,625	20,576,268	(72,305)	(67,979)	15,941,540	36,388,149
Adoption of SFAS 123R	—	—	(72,305)	72,305	—	—	—
Net income	—	—	—	—	—	15,814,545	15,814,545
Issuance of common stock	154,779	155	337,636	—	—	—	337,791
Forfeiture of restricted stock	(23,299)	(24)	24	—	—	—	—
Unrealized gain on available for sale investments, net of tax of $38,753	—	—	—	—	60,646	—	60,646
Share-based compensation	—	—	1,376,177	—	—	—	1,376,177
Dividends	—	—	—	—	—	(15,480,985)	(15,480,985)
Income tax benefit from stock option exercise	—	—	210,167	—	—	—	210,167
Balance at December 31, 2006	10,756,381	$10,756	$22,427,967	$ —	$ (7,333)	$ 16,275,100	$ 38,706,490

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Cash Flows

	Year Ended December 31,		
	2006	2005	2004
Operating Activities			
Net income	$ 15,814,545	$ 14,569,173	$ 7,063,835
Adjustments to net income:			
Provision for bad debt	(52,004)	703,736	1,342,654
Deferred taxes	(434,332)	219,406	294,910
Stock based compensation	1,376,176	51,040	51,040
Income tax benefit from stock option exercises	(210,167)	1,055,966	—
Depreciation	1,976,319	1,797,289	1,619,792
Changes in operating assets and liabilities:			
Accounts receivable	(1,629,990)	(1,353,068)	(1,190,705)
Financing receivables	(1,800,496)	(1,181,881)	314,826
Inventories	320,065	(513,018)	(373,105)
Prepaid expenses	(54,405)	172,588	(73,332)
Accounts payable	(846,916)	1,081,741	(156,880)
Deferred revenue	(1,011,086)	683,443	968,348
Other liabilities	650,277	606,781	1,262,262
Income taxes payable	371,062	(96,747)	(49,380)
Net cash provided by operating activities	14,469,048	17,796,449	11,074,265
Investing Activities			
Purchases of property and equipment	(2,058,482)	(2,515,311)	(1,726,503)
Purchases of investments	(387,108)	(10,342,885)	—
Net cash used in investing activities	(2,445,590)	(12,858,196)	(1,726,503)
Financing Activities			
Proceeds from exercise of stock options, net	337,792	2,228,358	—
Dividends paid	(15,480,985)	(9,282,298)	(5,035,128)
Income tax benefit from stock option exercises	210,167	—	—
Net cash used in financing activities	(14,933,026)	(7,053,940)	(5,035,128)
(Decrease) Increase in cash and cash equivalents	(2,909,568)	(2,115,687)	4,312,634
Cash and cash equivalents at beginning of year	11,669,690	13,785,377	9,472,743
Cash and cash equivalents at end of year	$ 8,760,122	$ 11,669,690	$13,785,377
Supplemental disclosure of cash flow information			
Cash paid for interest	$ —	$ —	$ —
Cash paid for income taxes	$ 10,046,201	$ 8,202,702	$ 4,396,112

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Computer Programs and Systems, Inc. (CPSI or the Company) is a healthcare information technology solutions provider which was formed and commenced operations in 1979. The Company provides, on an integrated basis, enterprise-wide clinical management, access management, patient financial management, health information management, strategic decision support, resource planning management and enterprise application integration solutions to healthcare organizations throughout the United States. Additionally, CPSI provides other information technology solutions including outsourcing, remote hosting, networking technologies and other related services. The Company operates in a single segment reporting to the chief executive officer, based on the criteria of Statement of Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

2. PUBLIC OFFERING OF COMMON STOCK AND RECAPITALIZATION

On May 24, 2002, the Company successfully completed an initial public offering of 3.0 million shares of common stock at a price of $16.50 per share. Of the shares offered, 1.2 million shares were sold by the Company and 1.8 million shares were sold by selling stockholders. In addition, the underwriters for the Company exercised their over-allotment option by purchasing an additional 450,000 shares at $16.50 per share from selling stockholders. Of the net proceeds to the Company of approximately $16.9 million, approximately $14.3 million was used to fund a partial distribution to pre-IPO stockholders of previously taxed S corporation income, and the balance was used to repay outstanding debt and for general corporate purposes.

On May 1, 2002, the Company declared a 430-for-1 stock split, and on May 6, 2002, the Company amended its Articles of Incorporation to increase the Company's total authorized shares to 10,000,000 and to change the par value to $0.001 per share. All share and per share amounts for all periods presented in the accompanying financial statements have been restated to reflect the split.

Effective immediately prior to the completion of the offering, the Company reincorporated in Delaware. As a Delaware corporation, the Company now has 30,000,000 shares of authorized common stock with a par value per share of $0.001.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents can include time deposits, commercial paper and bankers' acceptances with original maturities of three months or less or that are highly-liquid and readily convertible to a known amount of cash. These investments are stated at cost, which approximates market, due to their short duration or liquid nature.

Investments

The Company accounts for investments in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* Accordingly, investments are classified as available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. The Company's management determines the appropriate classifications of investments in fixed maturity securities at the time of acquisition and re-evaluates the classifications at each balance sheet date. The Company's investments in fixed maturity securities are classified as available-for-sale.

Investments are comprised of the following at December 31, 2006:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short term investments	$ 218,763	$ —	$ —	$ 218,763
Obligations of U.S. Treasury, U.S. government corporations and agencies	5,019,979	21,591	25,092	5,016,478
Mortgaged backed securities	385,384	—	7,282	378,102
Municipal obligations	600,000	—	—	600,000
Corporate bonds	4,505,868	14,890	16,149	4,504,609
	$10,729,994	$36,481	$48,523	$10,717,952

Shown below are the amortized cost and estimated fair value of securities with fixed maturities at December 31, 2006, by contract maturity date. Actual maturities may differ from contractual maturities because issuers of certain securities retain early call or prepayment rights.

	Amortized Cost	Fair Value
Due in 2007	$ 3,278,698	$ 3,279,045
Due in 2008	2,630,695	2,627,677
Due in 2009	3,616,454	3,614,366
Due thereafter	985,384	978,101
	$10,511,231	$10,499,189

Investments are comprised of the following at December 31, 2005:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Short term investments	$ 142,007	$ —	$ —	$ 142,007
Obligations of U.S. Treasury, U.S. government corporations and agencies	4,066,068	6,020	27,061	4,045,027
Mortgaged backed securities	938,308	—	6,514	931,794
Municipal obligations	400,000	—	—	400,000
Corporate bonds	4,796,502	808	84,692	4,712,618
	$10,342,885	$6,828	$118,267	$10,231,446

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The collectibility of trade receivable balances is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns. If it is determined that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered.

Inventories

Inventories are stated at cost using the average cost method. The Company's inventories are composed of computer equipment, forms and supplies.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Additions and improvements to property and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in the results of operations.

Depreciation expense is computed using the straight-line method over the asset's useful life, generally 5 years. The Company reviews for the possible impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Deferred Revenue

Deferred revenue represents amounts received from customers under licensing agreements and implementation fees for which the revenue earnings process has not been completed.

Revenue Recognition

The Company recognizes revenue in accordance with accounting principles generally accepted in the United States of America, principally:

- Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*, issued by the American Institute of Certified Public Accountants ("AICPA").
- AICPA SOP No. 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.*
- Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, issued by the United States Securities and Exchange Commission, as amended by SAB No. 104.
- The Emerging Issues Task Force ("EITF") Issue 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entities' Hardware.*
- EITF Issue 03-5, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.*

The Company's revenue is generated from three sources:

- the sale of information systems, which includes software, conversion and installation services, hardware, peripherals, forms and supplies.
- the provision of system support services, which includes software application support, hardware maintenance, continuing education, application service provider ("ASP") products, and internet service provider ("ISP") products.
- the provision of outsourcing services, which includes electronic billing, statement processing, payroll processing and business office outsourcing.

The Company enters into contractual obligations to sell hardware, perpetual software licenses, installation and training services, and maintenance services. Revenue from hardware sales is recognized upon shipment, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable. Revenue from the perpetual software licenses and installation and training services are recognized using the residual method. The residual method allocates an amount of the arrangement to the elements for which fair value can be determined and any remaining arrangement consideration (the "residual revenue") is then allocated to the delivered elements. The fair value of maintenance services is determined based on vendor specific objective evidence ("VSOE") of fair value and is deferred and recognized as revenue ratably over the maintenance term. VSOE of fair value of maintenance services is determined by reference to the price the Company's customers are required to pay for the services when sold separately via renewals. The residual revenue is allocated to the perpetual license and installation and training services and is recognized over the term that the installation and training services are performed for the entire arrangement. The method of recognizing revenue for the perpetual license for the associated modules included in the arrangement and related installation and training services over the term the services are performed is on a module by module basis as the respective installation and training for each specific module is completed as this is representative of the pattern of provision of these services. The installation and training services are normally completed in three to four weeks.

Revenue derived from maintenance contracts primarily includes revenue from software application support, hardware maintenance, continuing education and related services. Maintenance contracts are typically sold for a separate fee with initial contract periods ranging from one to seven years, with renewal for additional periods thereafter. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

The Company accounts for ASP contracts in accordance with the EITF 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware*. EITF 00-3 states that the software element of ASP services is covered by SOP 97-2 only "if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party related to the vendor to host the software." Each ASP contract includes a system purchase and buyout clause, and this clause specifies the total amount of the system buyout. In addition, a clause is included which states that should the system be bought out by the customer, the customer would be required to enter into a general support agreement (for post-contract support services) for the remainder of the original ASP term. Accordingly, the Company has concluded that ASP customers do not have the right to take possession of the system without significant penalty (i.e. the purchase price of the system), and thus ASP revenue of CPSI does not fall within the scope of SOP 97-2. In accordance with SAB No. 104, revenue is recognized when the services are performed.

Revenue for ISP and outsourcing services are recognized in the period in which the services are performed.

Stock Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share Based Payment* (SFAS No. 123R). SFAS No. 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date based on the fair value of the award, and is recognized as an expense on a straight-line basis over the employee's requisite service period.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1,385,000, $1,177,000 and $1,362,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Research and development expense is included in cost of support and maintenance in the accompanying statements of income.

Advertising

Advertising costs are expensed as incurred. Advertising expense was approximately $5,000, $50,000 and $80,000, for the years ended December 31, 2006, 2005 and 2004, respectively, and is recorded in general and administrative expenses in the accompanying statements of income.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and included in general and administrative expenses. Shipping and handling costs totaled approximately $974,000, $954,000 and $890,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. FIN 48 is effective for the Company beginning January 1, 2007. The Company is evaluating its tax positions and does not anticipate that the interpretation will have a significant impact on the Company's results of operations or financial position.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements.

Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the "roll-over" and "iron curtain" method. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements.

SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company's financial statements and the related financial statement disclosures. This approach is commonly referred to as the "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods.

SAB 108 allows registrants to initially apply the dual approach either by (1) retroactively adjusting prior financial statements as if the dual approach had always been used or by (2) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of this "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

SAB 108 is effective for fiscal years ending after November 15, 2006, and was adopted by the Company on December 31, 2006. The adoption of SAB 108 had no effect on the Company's financial statements.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on Issue 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is Gross versus Net Presentation)*. The scope of EITF 06-3, includes any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, and may include but is not limited to, sales, use, value added, and some excise taxes. The Task Force reached a consensus that the presentation of taxes within the scope of EITF 06-3 on either a gross basis or a net basis is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22, *Disclosure of Accounting Policies*. In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company intends to adopt EITF 06-3 effective January 1, 2007, and does not believe the adoption will have a significant effect on its financial statements as it does not intend to change its existing accounting policy which is to present taxes within the scope of EITF 06-3 on a net basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159"). This standard permits entities to choose to value certain financial instruments at fair value. Entities shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently in the process of assessing the impact that the adoption of SFAS 159 will have on its financial condition and results of operations.

4. DETAILS OF BALANCE SHEET AMOUNTS

Other accrued liabilities are comprised of the following at December 31, 2006 and 2005:

	2006	2005
Salaries and benefits	$2,275,743	$1,920,861
Commissions	389,597	306,704
Self-insurance reserves	440,100	380,600
Other	52,145	77,066
	$3,157,585	$2,685,231

5. NET INCOME PER SHARE

The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the period presented. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the period presented. The difference between basic and diluted EPS is attributable to stock options and restricted stock grants. The Company uses the treasury stock method to calculate the impact of outstanding stock options and unvested restricted stock grants. For the years ended December 31, 2006, 2005, and 2004 these dilutive shares were 79,837, 86,787, and 45,706 respectively.

6. INCOME TAXES

The Company provides for income taxes using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes arise from the temporary differences in the recognition of income and expenses for tax purposes. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Deferred tax assets and liabilities are comprised of the following at December 31, 2006 and 2005:

	2006	2005
Deferred tax assets:		
Accounts receivable	$ 317,352	$ 274,520
Accrued vacation	800,782	731,392
Stock compensation	516,811	—
Other comprehensive income	4,707	43,460
Accrued liabilities	283,438	151,265
Total deferred tax assets	$1,923,090	$1,200,637
Deferred tax liabilities:		
Deferred compensation	$ 8,294	$ 28,199
Depreciation	1,016,900	670,121
Total deferred tax liabilities	$1,025,194	$ 698,320

Significant components of the income tax provision for the year ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Current provision:			
Federal	$8,555,098	$7,551,987	$3,560,880
State	1,862,165	1,609,934	783,683
Deferred provision:			
Federal	(389,785)	198,615	262,036
State	(44,547)	20,791	32,874
Total income tax provision	$9,982,931	$9,381,327	$4,639,473

The difference between income taxes at the U.S. federal statutory income tax rate of 35% and those reported in the statement of income for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Income taxes at U.S. Federal statutory rate	$9,029,117	$8,382,675	$4,096,158
State income tax, net of federal tax effect	1,160,461	1,067,247	646,722
Impact of graduated tax rates	—	—	(100,000)
Other	(206,647)	(68,595)	(3,407)
	$9,982,931	$9,381,327	$4,639,473

7. STOCK BASED COMPENSATION

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share Based Payment* (SFAS No. 123R). SFAS No. 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date based on the fair value of the award, and is recognized as an expense over the employee's requisite service period. The Company previously applied Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations and provided pro forma disclosures of SFAS No. 123, *Accounting for Stock Based Compensation.* The Company elected to adopt the modified prospective application method as provided by SFAS No. 123R, and, accordingly, prior periods are not restated for the effects of the adoption of SFAS No. 123R. The Company recorded compensation costs as the requisite service rendered for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and any awards issued, modified, repurchased, or cancelled after the effective date of SFAS 123R.

The following table shows total stock-based compensation expense for the year ended December 31, 2006, included in the Statement of Income:

	December 31, 2006
Costs of sales	$ 587,560
Operating expenses	788,617
Pre-tax stock-based compensation expense	1,376,177
Less: income tax effect	538,086
Net stock-based compensation expense	$ 838,091
Basic and diluted per share impact	$ 0.08

Prior to adopting SFAS 123R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS 123R requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. As a result of adopting SFAS 123R, $210,167 of excess tax benefits for the year ended December 31, 2006 have been classified as a financing cash inflow.

2002 Stock Option Plan

Under the 2002 Stock Option Plan, the Company has authorized the issuance of equity-based awards for up to 865,333 shares of common stock to provide additional incentive to employees and officers. Pursuant to the plan, the Company can grant either incentive or non-qualified stock options. Options to purchase common stock under the 2002 Stock Option Plan have been granted to Company employees with an exercise price equal to the fair market value of the underlying shares on the date of grant.

Stock options granted under the 2002 Stock Option Plan to executive officers of the Company become vested as to all of the shares covered by such grant on the fifth anniversary of the grant date and expire on the seventh anniversary of the grant date. Stock options granted under the 2002 Stock Option Plan to employees other than executive officers become vested as to 50% of the shares covered by the option grant on the third anniversary of the grant date and as to 100% of such shares on the fifth anniversary of the grant date. In addition, options become vested upon termination of employment resulting from death, disability or retirement. Such options expire on the seventh anniversary of the grant date.

Under the methodology of SFAS No. 123, the fair value of the Company's stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 5 years and 44% expected volatility for the market price of the Company's stock in 2002. An estimated dividend yield of 3% was used. The risk-free rate of return was determined to be 2.79% in 2002. No options have been granted in 2006 and no options were granted in 2005 or 2004.

As required under SFAS 123R, the reported net income and earnings per share for the years ended December 31, 2005 and 2004 have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as an expense. The pro forma amounts are as follows:

	December 31, 2005	December 31, 2004
Net income as reported	$14,569,173	$7,063,835
Add: Stock-based compensation expense, net of tax, included in reported net income	31,900	31,900
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(257,308)	(310,861)
Pro forma net income	$14,343,765	$6,784,874
Basic income per share as reported	$ 1.38	$ 0.67
Diluted income per share as reported	$ 1.36	$ 0.64
Pro forma basic income per share	$ 1.37	$ 0.67
Pro forma diluted income per share	$ 1.35	$ 0.64

A summary of stock option activity under the plan is as follows:

	2006		2005		2004	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	251,519	$ 16.50	399,948	$ 16.50	424,759	$ 16.50
Granted	—	—	—	—	—	—
Exercised	(20,471)	16.50	(135,052)	16.50	—	—
Forfeited	(8,451)	16.50	(13,377)	16.50	(24,811)	16.50
Outstanding at end of year	222,597	$ 16.50	251,519	$ 16.50	399,948	$ 16.50
Exercisable at end of year	35,516	$ 16.50	51,666	$ 16.50	—	$ 16.50
Shares available for future grants under the plan as end of year		485,364		476,913		763,536
Weighted-average grant date fair value		$ —		$ —		$ —
Weighted-average remaining contractual life		2.5		3.5		4.5
Aggregate intrinsic value outstanding options		$3,893,222				
Aggregate intrinsic value exercisable options		$ 621,175				

The aggregate intrinsic value in the above table represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading date of the fourth quarter of 2006 and the exercise price, multiplied by the number of options). The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

The aggregate intrinsic value of options exercised during the year ended December 31, 2006 and December 31, 2005 was $533,285 and $2,678,576 respectively.

As of December 31, 2006, there was $140,245 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the existing stock option plan. This cost is expected to be recognized over a weighted-average period of two quarters.

2005 Restricted Stock Plan

On January 27, 2006, the Compensation Committee of the Board of Directors approved the grant of 116,498 shares of restricted stock, effective January 30, 2006, to certain executive officers of the Company. The grant date fair value was $42.91 per share. The restricted stock vests in five equal annual installments commencing on the first anniversary of the date of grant.

On May 17, 2006, the Company's CEO, David A. Dye, resigned his position as CEO. Upon resignation, 23,299 shares of restricted stock which had been granted to him under the 2005 Restricted Stock Plan were forfeited. The forfeiture of theses shares resulted in the reversal of previously recognized stock compensation expense of $51,076.

On May 17, 2006, the Compensation Committee of the Board of Directors approved the grant of 17,810 shares of restricted stock, effective May 17, 2006, to Michael Jones, the newly named Chief Operating Officer of the Company. The grant date fair value was $42.11 per share. The restricted stock vests in five equal annual installments commencing January 30, 2007, and each January 30 thereafter.

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested stock outstanding at beginning of year	—	$ —
Granted	134,308	42.81
Vested	—	—
Forfeited	23,299	42.91
Nonvested stock outstanding at end of period	111,009	$42.79

As of December 31, 2006, there was $3,880,109 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2005 Restricted Stock Plan. This cost is expected to be recognized over a weighted-average period of 4.1 years.

Deferred Compensation

On May 17, 2002, Kenny Muscat, one of the Company's directors and a principal stockholder sold 66,667 shares of common stock to J. Boyd Douglas, Jr., one of the Company's directors and its Chief Operating Officer (COO), for a price of $13.20 per share. The share price was determined by an independent valuation of the fair market value of the shares. A promissory note was delivered for the entire purchase price. The promissory note bears interest at the applicable rate for federal income tax purposes, and the entire principal balance is due five years after the date of the stock sale. As a part of the same transaction, Mr. Muscat also transferred to Mr. Douglas 19,333 shares of common stock for $1.00. These shares are subject to a mandatory transfer obligation under which Mr. Douglas will be required to transfer the shares back to Mr. Muscat in the event Mr. Douglas' employment with the Company terminates for certain reasons prior to the fifth anniversary of the transaction date. The mandatory transfer obligation will lapse as to 20% of the shares on each anniversary of the transaction date over the five year restriction period.

As a result of this transaction, the Company recorded deferred compensation expense of $255,196, representing the excess of the fair market value of the 19,333 shares transferred by Mr. Muscat to Mr. Douglas. The Company is amortizing the deferred compensation expense over 20 fiscal quarters, recognizing pre-tax compensation expense of $12,760 per quarter.

8. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with credit-worthy, high-quality financial institutions.

The Company's customer base is concentrated in the healthcare industry. Customers are located throughout the United States. The Company requires no collateral or other security to support customer receivables. An allowance for doubtful accounts has been established for potential credit losses based on historical collection experience.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Investments are reflected in the accompanying financial statements at current market value. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, at December 31, 2006 and 2005, the fair values of the financing receivables approximate book value.

10. FINANCING RECEIVABLES

The Company leases its information and patient care systems to certain healthcare providers under sales-type leases expiring in various years through 2013. These receivables typically have terms from 2 to 5 years, bear interest at various rates, and are usually collateralized by a security interest in the underlying assets. Since the Company has a history of successfully collecting all amounts due under the original payment terms of these extended payment arrangements without making any concessions to its customers, the Company satisfies the requirement of SOP 97-2 for revenue recognition. The Company's history with these types of extended payment term arrangements supports management's assertion that revenues are fixed and determinable and probable of collection.

The components of these lease receivables were as follows on December 31:

	2006	2005
Total minimum lease payments receivable	$3,605,515	$2,176,456
Less unearned income	(516,785)	(265,036)
Lease receivables	3,088,730	1,911,420
Less current portion	(691,966)	(306,194)
Amounts due after one year	$2,396,764	$1,605,226

Future minimum lease payments to be received at December 31, 2006 are as follows:

2007	$ 907,913
2008	831,970
2009	695,535
2010	601,586
2011	233,409
Thereafter	335,102
Total minimum lease payments to be received	3,605,515
Less unearned income	(516,785)
Net leases receivable	$3,088,730

The Company has also sold information and patient care systems to certain healthcare providers under extended payment terms. These receivables, included in current portion of financing receivables, typically have terms from 3 to 12 months. Total amounts receivable under these arrangements at December 31, 2006 and 2005 were $1,485,464 and $862,278, respectively.

11. BENEFIT PLANS

In January 1994, the Company adopted the Computer Programs & System, Inc. 401(k) Retirement Plan that covers all eligible employees of the Company who have completed one year of service. The plan allows eligible employees to contribute up to 15% of their pre-tax earnings up to the statutory limit prescribed by the Internal Revenue Service. The Company matches the first $1,000 contribution per participant plus a discretionary amount determined by the Company. The Company contributed approximately $1,154,000, $1,000,000 and $1,059,000 to the plan for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company provides certain health and medical benefits to eligible employees, their spouses and dependents pursuant to a benefit plan funded by the Company. Each participating employee contributes to the Company's costs associated with such benefit plan. The Company's obligation to fund this benefit plan and pay for these benefits is limited through the Company's purchase of an insurance policy from a third-party insurer. The amount established as a reserve is intended to recognize the Company's estimated obligations with respect to its payment of claims and claims incurred but not yet reported under the benefit plan. Management believes that the recorded liability for medical self-insurance at December 31, 2006 and 2005 is adequate to cover the losses and claims incurred, but this liability is based on estimates and the amount ultimately paid may be more or less than such estimates.

12. OPERATING LEASES

The Company leases certain real property, all of which is owned by entities that are owned by one or more stockholders of the Company. The lease agreements have terms of ten years and expire on or before December 2016. For the second five years of the leases, the rental may be adjusted with consent of the landlord and the Company. If mutual consent cannot be obtained, the rental for the second five years will remain the same as the first five years. For the years ended December 31, 2006, 2005 and 2004, total rent expense paid to related parties was approximately $1,694,000, $1,492,000 and $1,385,000, respectively.

The future minimum lease payments payable under operating leases subsequent to December 31, 2006 are as follows:

2007	$ 1,709,076
2008	1,771,476
2009	1,709,076
2010	1,709,076
2011	1,709,076
Thereafter	1,497,846
	$10,105,626

13. CONTINGENCIES

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. Management does not expect this to have a material adverse effect on the Company's financial statements.

14. COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, requires the disclosure of certain revenue, expenses, gains and losses that are excluded from net income in accordance with accounting principles generally accepted in the United States of America. Total comprehensive income for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Net income as reported	$15,814,545	$14,569,173	$7,063,835
Other comprehensive income:			
Unrealized gain (loss) on investments, net of taxes	60,646	(67,979)	—
Total comprehensive income	$15,875,191	$14,501,194	$7,063,835

15. SUBSEQUENT EVENTS

On February 1, 2006, the Company announced a dividend for the first quarter of 2007 in the amount of $0.36 per share.

16. QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

The following table presents a summary of our results of operations for our eight most recent quarters ended December 31, 2006. The information for each of these quarters is unaudited and has been prepared on a basis consistent with the audited financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, we consider necessary for fair presentation of this information when read in conjunction with the audited financial statements and related notes. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands except for share and per share data)			
Year Ended December 31, 2006				
Sales revenues	$ 29,537	$ 28,985	$ 27,270	$ 30,182
Gross profit	13,651	12,964	11,342	13,748
Operating income	6,460	6,421	4,956	6,829
Net income	4,093	4,085	3,424	4,213
Net income per share				
Basic	0.38	0.38	0.32	0.40
Diluted	0.38	0.38	0.32	0.39
Weighted average shares outstanding				
Basic	10,628,591	10,637,288	10,641,509	10,644,570
Diluted	10,715,209	10,718,971	10,713,520	10,713,667
Year Ended December 31, 2005				
Sales revenues	$ 26,397	$ 26,970	$ 27,000	$ 28,459
Gross profit	11,915	11,705	11,457	13,042
Operating income	5,213	5,567	5,707	6,805
Net income	3,234	3,409	3,565	4,361
Net income per share				
Basic	0.31	0.32	0.34	0.41
Diluted	0.31	0.32	0.33	0.41
Weighted average shares outstanding				
Basic	10,489,849	10,527,568	10,603,781	10,615,296
Diluted	10,574,145	10,613,001	10,695,570	10,703,645

SCHEDULE II
COMPUTER PROGRAMS AND SYSTEMS, INC.
VALUATION AND QUALIFYING ACCOUNTS

Description		Balance at Beginning of Period	(1) Additions Charged to Cost and Expenses	(2) Deductions	Balance at End of Period
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet................	2004	$ 904,000	$1,342,000	$ 610,000	$1,636,000
	2005	1,636,000	704,000	1,636,000	704,000
	2006	704,000	(52,000)	(162,000)	814,000

(1) Adjustments to allowance for change in estimates.

(2) Uncollectible accounts written off, net of recoveries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in our periodic Securities and Exchange Commission filings.

There have not been any changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) during the fourth quarter of 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This report is included in Item 8 on page 34 and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

This report is included in Item 8 on page 36 and is incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers (including our Chief Executive Officer and senior financial officers) and employees. We have also adopted a separate code of ethics with additional guidelines and responsibilities applicable to our Chief Executive Officer and senior financial officers, known as the Code of Ethics for CEO and Senior Financial Officers. Copies of the Code of Business Conduct and Ethics and the Code of Ethics for CEO and Senior Financial Officers are available on CPSI's website at www.cpsinet.com in the "Investors" section under "Corporate Governance."

Other information required by this Item regarding Executive Officers is included in Part I of this Form 10-K under the caption "Executive Officers" in accordance with Instruction 3 of the Instructions to Paragraph (b) of Item 401 of Regulation S-K.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

Certain of the information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the securities that have been authorized for issuance as of December 31, 2006 under our 2002 Stock Option Plan and 2005 Restricted Stock Plan. Both of these plans have been approved by CPSI's stockholders. The plans are described in Note 7 of the Notes to the Financial Statements.

	Equity Compensation Plan Information		
Plan Category	Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders . . .	222,597	$16.50	674,355(1)
Equity compensation plans not approved by stockholders . . .	-0-	N/A	-0-
Total	222,597		674,355(1)

(1) Represents 485,364 shares of common stock underlying stock options that are issuable pursuant to our 2002 Stock Option Plan and 188,991 shares of common stock issuable pursuant to our 2005 Restricted Stock Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) and (c) — Financial Statements and Financial Statement Schedules.

Financial Statements: The Financial Statements and related Financial Statements Schedule of CPSI are included herein in Part II, Item 8.

(a)(3) and (b) — Exhibits.

The exhibits listed on the Exhibit Index at page 60 of this Form 10-K are filed herewith or are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 16th day of March, 2007.

COMPUTER PROGRAMS AND SYSTEMS, INC.

By: /s/ J. Boyd Douglas

J. Boyd Douglas
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ David A. Dye David A. Dye	Chairman of the Board and Director	March 16, 2007
/s/ J. Boyd Douglas J. Boyd Douglas	President and Chief Executive Officer and Director (principal executive officer)	March 16, 2007
/s/ M. Stephen Walker M. Stephen Walker	Vice President — Finance and Chief Financial Officer (principal financial officer)	March 16, 2007
/s/ Darrell G. West Darrell G. West	Controller (principal accounting officer)	March 16, 2007
/s/ M. Kenny Muscat M. Kenny Muscat	Director	March 16, 2007
/s/ John Morrissey John Morrissey	Director	March 16, 2007
/s/ Ernest F. Ladd, III Ernest F. Ladd, III	Director	March 16, 2007
/s/ W. Austin Mulherin, III W. Austin Mulherin, III	Director	March 16, 2007
/s/ William R. Seifert, II William R. Seifert, II	Director	March 16, 2007
/s/ Hal L. Daugherty Hal L. Daugherty	Director	March 16, 2007
/s/ John C. Johnson John C. Johnson	Director	March 16, 2007
/s/ Charles P. Huffman Charles P. Huffman	Director	March 16, 2007

Directors and Officers

Board of Directors

David A. Dye
Partner
Bulow Biotech Prosthetics

J. Boyd Douglas, Jr.
President and Chief Executive Officer
Computer Programs and Systems, Inc.

Ernest F. Ladd, III
Retired Executive Vice President
and Chief Financial Officer
Dravo Corporation

John W. Morrissey
Retired Vice President, Sales and Marketing
Computer Programs and Systems, Inc.

W. Austin Mulherin, III
Attorney
Frazer, Greene, Upchurch & Baker, LLC

M. Kenny Muscat
Reitred Executive Vice President
and Chief Operating Officer
Computer Programs and Systems, Inc.

William R. Seifert, II
Executive Vice President
Regions Bank

Hal L. Daugherty
Chief Executive Officer
The Heart Group, P.C.

John C. Johnson
Real Estate Appraiser
Courtney & Morris Appraisals, Inc.

Charles P. Huffman
Senior Vice President and
Chief Financial Officer
EnergySouth, Inc.

Officers

J. Boyd Douglas, Jr.
President and Chief Executive Officer

Michael S. Jones
Executive Vice President and
Chief Operating Officer

M. Stephen Walker
Vice President of Finance and
Chief Financial Officer

Corporate Data

Independent Registered Public Accounting Firm
Grant Thornton LLP
Marquis One
Suite 300
245 Peachtree Center Avenue, NE
Atlanta, GA 30303

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(866) 668-6550

Legal Counsel
Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
Suite 2400, AmSouth/Harbert Plaza
Birmingham, AL 35203-2618

Corporate Headquarters
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695
(251) 639-8100
www.cpsinet.com

Common Stock
Computer Programs and Systems, Inc.'s common stock is traded on The NASDAQ Stock Market's Global Select Market under the symbol "CPSI."

Stock Performance Graph
The following graph sets forth the cumulative total stockholder return (assuming reinvestment of dividends) to our stockholders during the period beginning May 21, 2002, and ending on December 31, 2006, compared to an overall stock market index (NASDAQ Composite Index) and the NASDAQ Computer and Data Processing Group.



$300
$250
$200
$150
$100
$ 50
5/21/02
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Computer Programs and Systems
NASDAQ
NASDAQ Computer and Data

	5/21/02	*12/31/02*	*12/31/03*	*12/31/04*	*12/31/05*	*12/31/06*
Computer Programs and Systems, Inc.	$100.00	$150.06	$123.73	$145.86	$267.94	$227.93
NASDAQ Composite	100.00	80.81	120.34	131.45	135.30	153.85
NASDAQ Computer & Data Processing	100.00	92.67	117.78	134.31	138.73	156.96


5
3
5
9
1
4
10
10
10
11
5
4
6
10
5
5
3
4
5
26
33
11
15
11
2
DC – 2
14
30
20
10
8
12
6
5
23
17
11
12
8
15
42
39
4
73
45
10

END